

2022

Proxy Statement

October 7, 2022

Dear Fellow Stockholder,



You are cordially invited to attend the 2022 Annual Meeting of Stockholders (the "**Annual Meeting**") of The Hain Celestial Group, Inc. (the "**Company**"), which will be held virtually on Thursday, November 17, 2022, at 9:00 a.m., Eastern Time. We believe that holding a virtual meeting again this year is in the best interest of the Company and all of its stakeholders and will allow for stockholder participation using our online tools.

Fiscal year 2022 was another year of unprecedented challenges and external volatility. We began the year by setting out our long-term "Hain 3.0" growth strategy and quickly pivoted to address the ongoing macroeconomic challenges facing the Company, such as increased inflation, supply chain disruption, international unrest and an ongoing global pandemic. Throughout the year, our team continued to prioritize servicing our customers and consumers, focusing on our ability to manufacture and deliver products, even at higher costs. While these challenges and disruptions have delayed some of our progress on our transformational journey, we are working hard to establish the foundation for our Hain 3.0 strategy and investing in the long-term growth of our business. We remain steadfast in our journey, although our short-term priorities are to stabilize the business, deliver strong margin improvement and continue to grow our net sales, while we establish the foundation and tools to deliver Hain 3.0 in the coming years.

At our Annual Meeting, our stockholders will vote on (1) the election of the eight director nominees named in the accompanying proxy statement, (2) an advisory vote regarding the compensation of our named executive officers for the fiscal year ended June 30, 2022, as set forth in the accompanying proxy statement, (3) the ratification of the appointment of our registered independent accountants and (4) the approval of The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan.

In addition to these formal items of business, you will have an opportunity to ask questions of the Company's senior management and members of the Board of Directors. To participate in the meeting, you must have your 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or, if you received a printed copy of the proxy materials, on your proxy card or the instructions that accompanied your proxy materials.

On behalf of the Company and the members of the Board of Directors, we thank you for your investment and confidence in Hain during these continued unprecedented times. We would like to thank our employees for their resolve and unwavering leadership as we navigate a volatile and challenging external environment. We remain confident that we have the right foundation in place and are well-positioned to transition the next phase in the Company's growth history. We hope that you will join us on November 17th, and we look forward to the submission of your vote and your continued support throughout the year.

Sincerely,

Dean Hollis
Independent Chair of the Board

Mark L. Schiller
President and Chief Executive Officer and Director

October 7, 2022

Notice of Annual Meeting of Stockholders



Date:	Time:	Location:
Thursday, November 17, 2022	9:00 a.m. Eastern Time	virtualshareholder meeting.com/HAIN2022





We are holding the Annual Meeting for the following purposes:

1. To elect the eight director nominees specified herein to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified
2. To approve, on an advisory basis, the compensation of our named executive officers for the fiscal year ended June 30, 2022, as set forth in the attached proxy statement
3. To ratify the appointment of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2023
4. To approve The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan
5. To transact such other business as may properly come before the Annual Meeting (including any adjournments or postponements thereof)

Only stockholders of record as of the close of business on September 20, 2022 are entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof. A list of these stockholders will be available for inspection by any stockholder for any purpose germane to the Annual Meeting for a period of ten days prior to the Annual Meeting at our principal executive office located at 1111 Marcus Avenue, Lake Success, New York. The list will also be available during the Annual Meeting at **virtualshareholdermeeting.com/HAIN2022**.

By order of the Board of Directors,

Kristy Meringolo

Kristy M. Meringolo
Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Your vote is important. Whether or not you expect to attend the Annual Meeting virtually, please submit your vote as soon as possible. See pages 69-70 in the accompanying proxy statement for a description of the ways by which you may cast your vote on the matters being considered at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 17, 2022: A complete set of proxy materials relating to our Annual Meeting is available on the internet. These materials, consisting of this notice of annual meeting of stockholders, the accompanying proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2022, may be viewed at ir.hain.com/shareholder-information/proxy.

Table of Contents



Proxy Statement Summary

Proxy materials, including this proxy statement, are first being distributed and made available on or about October 7, 2022.

This summary highlights information contained within this proxy statement. You should read the entire proxy statement carefully and consider all information before voting.

Throughout this proxy statement, we will refer to ourselves as "we," "us," "our," the "Company," "Hain" or "Hain Celestial."

Voting Matters and Vote Recommendations

1

Election of Directors

Board Recommendation: FOR each nominee

Page 6

2

Advisory Vote to Approve Named Executive Officer Compensation

Board Recommendation: FOR

Page 49

3

Ratification of Appointment of Registered Independent Accountants

Board Recommendation: FOR

Page 51

4

Approval of The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan

Board Recommendation: FOR

Page 54

Company Snapshot

Founded in 1993	3,078 Employees Globally*	30+ Brands
As a leading marketer, manufacturer and seller of organic and natural, "better-for-you" products	With core operations in North America, the European Union, the United Kingdom, India and the Middle East	Sold through specialty and natural food distributors, supermarkets, natural food stores, mass-market and e-commerce retailers, food service channels and club, drug and convenience stores in over 75 countries worldwide

* As of June 30, 2022

Our Vision, Mission and Values — *"The Hain Way"*

During fiscal year 2021 and in a year of global reflection, we created "The Hain Way" to codify our renewed vision, mission and values for our organization, and confirm our commitment to our corporate culture and purpose for all of our stakeholders.



Our Vision

To inspire healthier living for all



Our Mission

Build enduring health & wellness brands that are known and loved by consumers and enrich the lives of employees and all of our stakeholders



Our Values

TIE
TEAMWORK
INTEGRITY
ENTREPRENEURSHIP

Teamwork

- We think and act with a broad company perspective
- We are one team and share in success or failure
- We focus on results
- We celebrate the wins

Integrity

- We do the right thing
- We are respectfully transparent and candid
- We value diversity in all forms
- We hold ourselves and others accountable

Entrepreneurship

- We think innovatively and challenge the status quo
- We are courageous
- We learn from our failures and continuously improve
- We are scrappy and resilient

Fiscal Year 2022 Snapshot

In fiscal year 2022, the Company announced its "Hain 3.0" long-term strategy, to support the Company's continued evolution, which had been centered on simplifying the business, to positioning the Company to be a global health and wellness company with industry-leading topline growth:

Hain 3.0 Drivers of Growth



Distribution	Innovation	Marketing

Funded by Productivity

As a result, the team prioritized the following initiatives:

1. Delivering strong top-line growth across our growth brands in North America,
2. Executing multiple rounds of pricing action to offset inflation, while protecting brand equity,
3. Prioritizing service and the delivery of products to customers and consumers,
4. Driving innovation to meet consumers' needs for "better-for-you" alternatives,
5. Completing the strategic acquisition of the ParmCrisps® and Thinsters® brands, and
6. Focusing on the health and safety of our employees, by enhancing processes and ensuring employee safety in our manufacturing facilities.

Key Fiscal Year 2022 Financial Highlights Include:

- Net sales of $1,891.8 million
- Gross profit margin of 22.6%
- Operating income of $104.7 million
- Net income of $77.9 million
- Diluted EPS of $0.83

While we are disappointed with our fiscal year 2022 financial performance, we remain steadfast in our journey. In the short term, we are establishing the foundation and the tools to deliver Hain 3.0 by stabilizing our business, delivering strong margin improvement and continuing to grow our net sales. We see momentum in our growth brands and believe that we are well-positioned for the long term.



Corporate Governance

Corporate Governance Best Practices

We are committed to good corporate governance, which promotes the long-term interests of our stockholders and strengthens our Board and management accountability. Many of our enhanced corporate governance practices reflect feedback from our stockholders and other stakeholders. Highlights of our corporate governance practices include the following:



| In fiscal year 2022, each director attended at least **89%** of the total meetings of the Board and committees on which the director served | Board & committee meetings had average attendance rate of **97%** in fiscal year 2022 | Director independence is **88%** (All director nominees besides the CEO) |

Corporate Governance Strengths

- **Annual Board and Committee Self-Evaluations**
  The Board and each of its committees conducts a self-evaluation of its performance on an annual basis

- **Periodic Review of Key Governance Documents**
  Annual review of Committee Charters, Corporate Governance Guidelines and Code of Business Conduct and Ethics

- **Regular Executive Sessions**
  All regularly scheduled Board and committee meetings provide an opportunity for the directors to meet without management present

- **Stockholder Rights**
  Stockholders can act by written consent and call a special meeting

- **Robust Compensation Best Practices**
  Including annual Say on Pay vote, implementation of "double trigger" change-in-control vesting provisions for annual equity awards, no excise tax reimbursements for change-in-control payments, strict policy of no pledging or hedging common stock by directors and executive officers, clawback policy for cash and equity incentive compensation and stock ownership guidelines for directors and executive officers

- **Robust Code of Conduct**
  Provides the foundation for how directors and employees represent the Company

Board Structure and Composition

- **Annual Election of Directors**
  All directors stand for election on an annual basis

- **Majority Voting in Uncontested Director Elections**
  All director nominees must receive an affirmative vote of a majority of votes cast in an uncontested election

- **Independent Board Leadership**
  Our Board of Directors believes that, at this point in time, the separation of the roles of Chairman and Chief Executive Officer is in the best interest of the Company and its stockholders; these roles have been separated since 2018

- **Board Refreshment**
  Over the past five years, 100% director refreshment, with a focus on skills and experience needed to execute transformational strategy

- **Financial Literacy for Audit Committee**
  Three Audit Committee members are "audit committee financial experts" under Securities and Exchange Commission rules

- **Proxy Access**
  Right for stockholders to nominate directors through proxy access

Director Nominee Snapshot

The following shows information relating to the diversity, independence and tenure of our eight director nominees.



Diversity

3
Female
50%
2
Racially/
Ethnically
Diverse

Independence

7
Independent
88%

Tenure

4
~5 yrs
1
<3 yrs
3.8 yrs
3
3-5 yrs

Board Diversity

Our Board and the Corporate Governance and Nominating Committee are committed to a strong and diverse membership. The following matrix is provided in accordance with applicable listing requirements of The Nasdaq Stock Market LLC (“**Nasdaq**”). The matrix includes all directors as of October 7, 2022.

Board Diversity Matrix (as of October 7, 2022)		
Total Number of Directors	9	
	Female	**Male**
Directors	3	6
Number of Directors Who Identify in Any of the Categories Below:		
African American or Black	1	—
White*	2	5
Did Not Disclose Demographic Background	—	1

* One director included in this category identifies as Middle Eastern.

Environmental, Social and Governance Strategy

Our Company aspires to be a leading marketer, manufacturer and seller of organic and natural, “better-for-you” products. We set out with the belief that our business could be a force for good and we could create and inspire a *Healthier Way of Life*® for our employees, consumers, customers, stockholders, and global communities in which we work and live. We have focused our Environmental, Social and Governance (“**ESG**”) strategy around expanding our commitment to environmentally sound business practices, creating and selling cleaner, “better-for-you” products, social and community impact initiatives, and sustainable manufacturing processes.

The Company has developed a framework to support its *Healthier Way of Life*® mission that underpins its ESG strategy, which consists of three core pillars:

1) Healthier Products – Inspire consumers to create a *Healthier Way of Life*® through better shopping choices and purpose-driven brands

2) Healthier People – Engage our employees by creating a positive impact in their lives and in the communities in which we work and live

3) Healthier Planet – Reduce our environmental footprint with a commitment to lessen our impact on resource scarcity and climate change



Our ESG strategy continues to evolve over time and become more integrated across our business.

In fiscal year 2022, we worked to implement the goals for each of the three pillars of our ESG strategy with a strategic focus to set greenhouse gas emissions reductions targets to be validated by the Science Based Targets initiative. Progress towards each pillar is detailed below.

- Healthier Products – We advanced our recycling labeling and sustainable packaging projects and began identifying opportunities and challenges toward implementing our Healthier Product Standards.

- Healthier People – We launched our volunteering benefit program and continued to increase the percentage of products we donate to those in need through our charity partnerships. We prioritized developing a culture of inclusion through our Diversity and Inclusion Council and are continuing our work to develop a pipeline of diverse candidates in support of our diversity initiatives.

- Healthier Planet – We advanced our climate and renewable electricity goals by enhancing our GHG accounting methodology, so we have a more accurate baseline to set science based targets and increased the percentage of renewable electricity we procure.

When we published our 2021 ESG Report and strategy, we worked to develop measurable, specific and timebound goals to hold ourselves accountable and prioritize transparency. Hain is now focused on improving our baseline metrics, developing a culture of ESG for all functions, and bringing our regional businesses and brands together to support our ESG strategy. We have created a shortened report meant to update our key stakeholders on material progress made against our sustainability goals in fiscal year 2022. Our reporting continues to be informed by the Sustainability Accounting Standards Board's ("**SASB**") standards for the Processed Foods sector. SASB standards are under the oversight of the International Sustainability Standards Board and are intended to guide the disclosure of the subset of ESG issues most relevant to financial performance in our specific industry.

Please see our Impact webpage for detailed information on our ESG strategy, goals and reporting: **hain.com/impact**.

Our ESG Reports and SASB disclosures are not, and shall not be deemed to be, part of this proxy statement or incorporated into any of our other filings made with the Securities and Exchange Commission ("**SEC**").

Proposal 1

Election of Directors



General

Our Board of Directors, upon the recommendation of the Corporate Governance & Nominating Committee, has nominated the eight nominees identified below for election at the Annual Meeting. All nominees currently serve as directors on our Board. Each director elected at the Annual Meeting will hold office until the next annual meeting of stockholders and until a successor is elected and qualified. Each director nominee has consented to being named in this proxy statement and to serving as a director if elected.

Glenn W. Welling is not standing for reelection to the Board, and his service will cease as of the Annual Meeting. The Company thanks Mr. Welling for his service, collaboration and valuable contributions over the past five years. In connection with Mr. Welling's departure from the Board, the size of the Board will be reduced from nine to eight members as of the Annual Meeting.



The Board of Directors unanimously recommends that you vote "FOR" the election of each of the following nominees.



The Director Nominees for Election at the Annual Meeting

Richard A. Beck

Director

Age: 64
Director Since: 2019
Hain Board Committees:

- Audit
- Corporate Governance and Nominating

Richard A. Beck has been a director since October 2019. Mr. Beck served as Senior Vice President, Global Operations of PepsiCo, Inc., one of the world's leading food and beverage companies, from February 2011 to April 2016. In this role, Mr. Beck established the company's global operations function and led various successful initiatives that improved productivity, drove automation, technology and global systems and improved environmental, health and safety metrics. Prior to this, Mr. Beck had served in other roles of increasing responsibility for PepsiCo from 1993 to 2011, including President/SVP of Gatorade, SVP, PepsiCo Chicago and SVP, Operations for Frito-Lay. In these roles, Mr. Beck oversaw the manufacturing and distribution of some of PepsiCo's key brands and led various productivity, environmental and sustainability initiatives. Prior to joining PepsiCo, Mr. Beck served in positions of increasing responsibility at General Electric from 1981 to 1993. Since 2019, Mr. Beck has served on the board of directors of FleetPride, Inc., a privately held company and leading supplier of parts and maintenance to the commercial trucking industry. Since 2017, he has served on the Executive Council for American Securities LLC, a leading U.S. private equity firm.

Key Attributes, Experience and Skills:
Mr. Beck brings extensive experience in the food and beverage industry. Through his various roles throughout his career, Mr. Beck has developed significant expertise in management, logistics and supply chain optimization, which make him a valuable contributor to the Board. Mr. Beck's background is also critical as he helps oversee and support the Company's global sustainability and corporate citizenship initiatives as part of his membership on the Corporate Governance and Nominating Committee.

Celeste A. Clark, Ph.D.

Director

Age: 69

Director Since: 2017

Hain Board Committees:
- Compensation
- Corporate Governance and Nominating

Current Public Company Boards:
- Darling Ingredients Inc. (since October 2021)
- Prestige Consumer Healthcare Inc. (since February 2021)
- Wells Fargo & Company (since January 2018)

Public Company Boards in Past Five Years:
- Omega Protein Corporation (June 2016 to December 2017)

Celeste A. Clark, Ph.D. has been a director since September 2017. Dr. Clark has been the principal of Abraham Clark Consulting, LLC, a consulting firm, since November 2011 and consults on nutrition and health policy, regulatory affairs and leadership development. Dr. Clark is also an adjunct professor in the Department of Food Science and Human Nutrition at Michigan State University, where she has served in such position since January 2012. She previously served as Senior Vice President, Global Policy and External Affairs of Kellogg Company, a food manufacturing company, and was the Chief Sustainability Officer until she retired in 2011. She was a member of the Global Executive Management Team and had an accomplished career spanning nearly 35 years in the food industry. At Kellogg Company, she was responsible for the development and implementation of health, nutrition and regulatory science initiatives globally to ensure consistency in approach and implementation. In addition, she also led global corporate communications, public affairs, philanthropy and several administrative functions. Dr. Clark also serves as a trustee of the W.K. Kellogg Foundation.

Key Attributes, Experience and Skills:
Dr. Clark brings significant industry experience in various nutrition, consumer products, public policy, risk management and governance matters to our Board. She also brings extensive experience on ESG and sustainability matters to the Board and serves as a key resource for our Sustainability Department. Dr. Clark has served on a number of public company boards, which have provided her with a broad understanding of the governance, operational, financial and strategic issues facing public companies.



Dean Hollis

Director

Age: 62

Director Since: 2017

Hain Board Committees:

- Corporate Governance and Nominating
- Strategy

Current Public Company Boards:

- SunOpta Inc. (since October 2016)
- HumanCo Acquisition Corp. (since December 2020)

Dean Hollis has been a director since September 2017 and has been Chair of the Board since December 2018. He is a senior advisor for Oaktree Capital, a $100 billion worldwide private equity firm. Prior to 2008, Mr. Hollis was President and Chief Operating Officer, ConAgra Foods, Consumer Foods and International. In that role, Mr. Hollis developed and executed a worldwide business transformation strategy, while overseeing the largest part of the ConAgra Foods portfolio, including its $12 billion consumer and customer branded businesses, consisting of over 40 global brands in 110 countries. During his 21 years with ConAgra Foods, he held many executive-level positions, including: Executive Vice President, Retail Products; President, Grocery Foods; President, Frozen Foods; President, Specialty Foods; and President, Gilardi Foods.

Key Attributes, Experience and Skills:
As a result of the various positions he has held in the food industry, Mr. Hollis brings relevant operational experience to our Board. In addition, he has served on a number of public company boards, which have provided him with a broad understanding of the operational, financial and strategic issues facing public companies.

Shervin J. Korangy

Director

Age: 47

Director Since: 2017

Hain Board Committees:

- Audit
- Strategy (Chair)

Current Public Company Boards:

- Motus GI Holdings, Inc. (since April 2017)

Shervin J. Korangy has been a director since September 2017. Since May 2019, he has served as the President and Chief Executive Officer and a member of the board of directors of BVI Medical, Inc., a TPG Capital portfolio company that is a global developer, manufacturer and marketer of specialty products for ophthalmic surgery. Prior to being named President and Chief Executive Officer of BVI Medical, Mr. Korangy served as its Chief Financial Officer and Head of Strategy from April 2017 to May 2019. Prior to joining BVI Medical, Mr. Korangy served as a senior executive of Novartis Group AG, a diversified healthcare products company, from 2010 until March 2017. During his almost seven years at Novartis, he served in various international capacities spanning strategy, M&A, integrations, sales & marketing and general management including serving as the Global Head of Corporate Finance based in Switzerland. In 2011, Mr. Korangy co-founded Sight Sciences, Inc., a medical device company. Previously, he was a Managing Director at The Blackstone Group, an investment firm, which he joined in 1996. During his more than 14 years at Blackstone, he served both as an advisor in the Restructuring & Reorganization business and as an investor in the Private Equity business. Mr. Korangy has served on the Wharton Leadership Advisory Board, established by the Center for Leadership and Change Management at The Wharton School of the University of Pennsylvania, since January 2019.

Key Attributes, Experience and Skills:

Mr. Korangy's position as the President and Chief Executive Officer at a global company, together with his significant financial and consumer packaged goods business experience, makes him a valuable addition to our Board of Directors. In addition to his strong financial expertise, the Company values his competencies in strategy, mergers and acquisitions, integration and general management.



Mark L. Schiller

President and Chief Executive Officer and Director

Age: 60

Director Since: 2018

Current Public Company Boards:

- Kontoor Brands, Inc. (since May 2021)

Mark L. Schiller has been our President and Chief Executive Officer since November 2018, and has been a director since December 2018. Prior to joining the Company, Mr. Schiller served as the Executive Vice President and Chief Commercial Officer for Pinnacle Foods Inc. from May 2017 to October 2018. In this role, Mr. Schiller led Pinnacle's Grocery and Frozen segments and key commercial functions utilized across the entire organization, including sales, marketing strategy, innovation, product development, package design, commercialization, productivity, consumer insights and shopper marketing. Before he served as the Executive Vice President and Chief Commercial Officer, Mr. Schiller had served in other roles of increasing responsibility for Pinnacle including, from January 2015 to May 2017, he served as Executive Vice President and President North America Retail; from May 2013 to January 2015, he served as Executive Vice President and President Birds Eye Frozen Division; and from June 2010 to May 2013, he served as Executive Vice President and President Duncan Hines Grocery Division. Prior to joining Pinnacle, Mr. Schiller was employed by PepsiCo, Inc. from March 2002 to April 2010, where he served as the Senior Vice President of Frito Lay New Ventures, President of Quaker Foods and Snacks North America, and Senior Vice President and General Manager of Frito Lay Convenience Foods Division. From 1998 to 2002, Mr. Schiller was Chief Operating Officer and Co-President of Tutor Time Learning Systems, Inc., and, from 1996 to 1998, he served as president of Valley Recreation Products, Inc. Mr. Schiller began his career at the Quaker Oats Company in 1985 and served in various marketing, sales and supply chain roles.

Key Attributes, Experience and Skills:

Mr. Schiller brings significant experience in the consumer packaged goods industry to the Board given his tenure in the industry. Through his various roles throughout his career, he has developed extensive management leadership experience as well as strong competencies in sales, marketing strategy, innovation, product development, package design, commercialization, productivity, consumer insights and shopper marketing.

Michael B. Sims

Director

Age: 63

Director Since: 2019

Hain Board Committees:
- Audit (Chair)
- Compensation

Michael B. Sims has been a director since October 2019. Mr. Sims currently serves as Executive Vice President and Chief Financial Officer of Trugreen, a residential and commercial lawn care company. In this role, Mr. Sims is responsible for driving sustainable revenue and EBITDA growth through leadership of finance and supply chain management. Prior to joining Trugreen in February 2019, Mr. Sims served as Senior Vice President, Chief Financial Officer and Treasurer of AdvancePierre Foods Holdings, Inc., a producer and distributor of proteins and ready-to-eat sandwiches, from 2012 until its acquisition by Tyson Foods, Inc., in 2017. In this role, Mr. Sims was responsible for the company's growth-driven, margin-expansion strategy. Prior to joining AdvancePierre Foods, Mr. Sims served in roles of increasing responsibility at Chiquita Brands International Inc., a leading international marketer and distributor of bananas, pineapples and packaged salads, from 1988 to 2012, most recently serving as the company's Senior Vice President and Chief Financial Officer from 2009 to 2012, and developed expertise in global financial operations, planning and analysis, investor relations and capital markets. Prior to that, Mr. Sims held various positions with Arthur Young & Company (n/k/a Ernst & Young LLP).

Key Attributes, Experience and Skills:
Mr. Sims brings a broad understanding of the food industry and significant financial expertise to the Board, including through his experience as CFO of multiple consumer-facing businesses. The Board also values Mr. Sims' significant transactional experience, including with respect to acquisitions and divestitures.



Carlyn R. Taylor

Director

Age: 54

Director Since: 2022

Hain Board Committees:

• Audit

Current Public Company Boards:

• Flowserve Corporation (since August 2020)

Carlyn R. Taylor has been a director since June 2022. Ms. Taylor has been the Global Co-Leader of Corporate Finance at FTI Consulting, Inc. ("**FTI**"), a global business advisory firm, since 2016, and has served on FTI's Executive Committee since 2011. Within Corporate Finance, Ms. Taylor leads the global Business Transformation and Transactions practices and has led hundreds of engagements helping companies improve their strategy, their financial performance and execute on M&A transactions. Ms. Taylor is also responsible for the firm's Industry specializations, of which Food & Beverage and Consumer Products are two of the dozen industry groups reporting to her. Since 2017, Ms. Taylor has also served as a Chairperson of FTI Capital Advisors, an investment banking subsidiary of FTI Consulting. From 2002 to 2016, she held various leadership roles at FTI Consulting and its affiliates. Prior to joining FTI Consulting, Ms. Taylor spent 12 years at PricewaterhouseCoopers, first as a consultant in Price Waterhouse from 1990 to 1998 and then as a partner from 1998 to 2002, where she founded and led the Telecommunication industry practice within the Financial Advisory Services group. Ms. Taylor holds licenses from FINRA as an investment banker and is a licensed CPA and an ABV (valuation credential).

Key Attributes, Experience and Skills:

Ms. Taylor brings to the Board her extensive background in corporate strategy, business transformation, M&A, finance and accounting, including capital allocation strategies. She also serves on another public company board and has experience serving on the boards of various privately-owned companies.

Dawn M. Zier

Director

Age: 57

Director Since: 2017

Hain Board Committees:

- Corporate Governance and Nominating (Chair)
- Strategy

Current Public Company Boards:

- Prestige Consumer Healthcare Inc. (since May 2020)
- Purple Innovation, Inc. (since November 2020)
- Spirit Airlines, Inc. (since June 2015)

Public Company Boards in Past Five Years:

- Nutrisystem, Inc. (November 2012 to March 2019)
- Tivity Health, Inc. (March 2019 to December 2019)

Dawn M. Zier has been a director since September 2017. Since February 2020, Ms. Zier has been the principal of Aurora Business Consulting, LLC, and advises public and private companies on business transformation, digital/marketing acceleration, and high-performance teams. Ms. Zier was formerly the President and CEO and a member of the board of directors of Nutrisystem, Inc., a leading provider of weight loss solutions and services, from November 2012 until its March 2019 acquisition by Tivity Health, Inc. Ms. Zier then continued with Tivity Health, a leading provider of nutrition, fitness, and social engagement solutions, serving as President/COO and a member of its board of directors, to help with the integration efforts through December 2019. From April 2011 until November 2012, Ms. Zier served as the President of International at Reader's Digest Association, Inc., a global media and direct marketing company. In February 2013, RDA Holding Co., the holding company and parent of Reader's Digest Association, filed voluntary petitions for reorganization relief pursuant to Chapter 11 of the United States Bankruptcy Code. Ms. Zier previously served on boards and chaired committees for multiple marketing and media entities, including the Data and Marketing Association's (DMA) board from 2008 to 2015, where she was a voting director and on the executive committee.

Key Attributes, Experience and Skills:

Ms. Zier is qualified to serve on our Board based on her extensive management leadership experience, which has provided her with significant knowledge of sound corporate governance practices, as well as her international experience and financial acumen. In addition, she has significant consumer product and marketing experience, including digital and e-commerce, as well as food industry expertise, which make her a valuable contributor to the Board.



Board of Directors and Corporate Governance

The Board of Directors

On an annual basis, the stockholders of the Company elect the Board of Directors, whose primary responsibility is to foster the long-term health, overall success and financial condition of the Company, consistent with its fiduciary duty to our stockholders. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Board oversees the members of senior management, who are charged by the Board with conducting the business of the Company. In addition, the Board has responsibility for establishing broad corporate policies and overseeing our strategy.

Director Independence

Seven of our eight director nominees, consisting of Richard A. Beck, Celeste A. Clark, Dean Hollis, Shervin J. Korangy, Michael B. Sims, Carlyn R. Taylor and Dawn M. Zier, along with Glenn W. Welling, who is not standing for reelection to the Board, are "independent directors" as defined in the listing requirements of Nasdaq. Mark L. Schiller was determined not to be independent because he is our President and CEO.

Board Meetings and Attendance

The Board typically holds regular meetings at least once every quarter and holds special meetings when necessary. During fiscal year 2022, the Board held twelve meetings. We expect directors to attend Board meetings, each annual meeting of stockholders and meetings of the committees on which they serve. All directors who served during fiscal year 2022 attended at least 89% of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which each such director served during the fiscal year, with an average attendance rate of 97%. All directors who were nominated for election at our last annual meeting of stockholders held on October 28, 2021 attended such annual meeting.

In addition to formal Board meetings, management holds monthly update conference calls for the benefit of the Board. While these regularly scheduled monthly update calls are not conducted as formal Board meetings, they allow the Board and management to remain in frequent contact regarding our financial performance, operations and other important matters and initiatives.

Board Leadership Structure

The Board believes that decisions regarding its leadership structure and the allocation of oversight responsibility are of paramount importance to the Board's effectiveness. As outlined in the Company's Corporate Governance Guidelines, our Board of Directors believes that the separation of the roles of Chairman and Chief Executive Officer is best practice; however, the Board believes that stockholders are best served if the Board retains flexibility to decide what leadership structure works best for the Company, taking into consideration the Board's business judgment and the contemporaneous facts and circumstances. Since December 2018, we have separated the roles of Chairman and Chief Executive Officer, and the Company has had and continues to have an independent Chair of the Board who is appointed annually by the independent members of the Board. Dean Hollis, an independent member of the Board, was appointed as Chair of the Board in December 2018 and continues to serve in that role.

The key responsibilities of the Chair include:

• Calling meetings of the Board and independent directors;

• Setting the agenda for Board meetings in consultation with other directors, the CEO and the Corporate Secretary;

• Chairing meetings of the Board and executive sessions of the independent directors;

- Engaging with stockholders;
- Performing the other responsibilities as requested by the Board; and
- Establishing and maintaining Board culture and fostering collegial discussion among all of the directors.

Our CEO has primary responsibility for the operational leadership and strategic direction of the Company, while the Chair of the Board facilitates the Board's independent oversight of management, promotes communication between management and the Board, engages with stockholders and leads the Board's consideration of key governance matters. The Board believes its current leadership structure is appropriate at this time because it effectively allocates authority, responsibility and oversight between management and the independent members of the Board.

Executive Sessions

Independent directors meet in executive session at regularly scheduled meetings of the Board without any members of management present. Mr. Hollis, as Chair of the Board, presides over meetings of independent directors.

Director Elections

All directors stand for election annually and are elected by a majority of the votes cast in the case of an uncontested election. Voting is not cumulative.

Director Nomination Process and Stockholder Nominations

Taking into account the recommendations of the Corporate Governance and Nominating Committee, the Board reviews Board composition and considers new director candidates as necessary throughout the fiscal year.

When considering potential director nominees, the Corporate Governance and Nominating Committee reviews desired experience, skills and other qualities to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. In addition to these minimum requirements, the Corporate Governance and Nominating Committee evaluates director candidates based on a number of qualifications, including displayed ethical standards, integrity, sound business judgment and a willingness to devote adequate time to Board duties. Although we do not have a formal policy regarding Board diversity, the Corporate Governance and Nominating Committee seeks to include members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the business of the Company. Consistent with past practices, the Board is committed to a strong and diverse membership and to a thorough process to identify those individuals who can best contribute to the Company's continued success.

The Board of Directors and the Corporate Governance and Nominating Committee begin the process of identifying and evaluating director nominees by seeking recommendations from a wide variety of contacts, including current executive officers and directors, and industry, academic and community leaders. The Board or the Corporate Governance and Nominating Committee may retain a third-party search firm to identify and screen candidates, conduct background checks, prepare biographies for review by the Corporate Governance and Nominating Committee and the Board and assist in scheduling interviews. The Corporate Governance and Nominating Committee and one or more of our other directors interview candidates. Carlyn R. Taylor was appointed to the Board on June 1, 2022, following a search process conducted by the Corporate Governance and Nominating Committee and the Board. Through that process, the Board sought to enhance and diversify the overall skills and expertise of the Board, with a focus on financial acumen and strategic expertise. Ms. Taylor was recommended to the Corporate Governance and Nominating Committee by non-management members of the Board.

The Corporate Governance and Nominating Committee's charter provides that the Committee shall consider written proposals for director nominees from stockholders in accordance with our Corporate Governance Guidelines and our Amended and Restated By-Laws. The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders, and a stockholder wishing to submit a recommendation



should send a letter to our Corporate Secretary at The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Director Nominee Recommendation" and, in order to be considered for the 2023 annual meeting of stockholders, must be received by us no later than June 9, 2023. The letter must identify the author as a stockholder, demonstrate evidence of ownership, provide a complete listing of the candidate's qualifications to serve on the Board, the candidate's current principal occupation, most recent five-year employment history, current directorships and a statement that the proposed nominee has consented to the nomination, as well as contact information for both the candidate and the author of the letter.

In addition, our Amended and Restated By-Laws permit stockholders who satisfy certain ownership, notice and informational requirements to submit director nominations for inclusion in the Company's proxy statement. For more information regarding this process, stockholders should consult our Amended and Restated By-Laws as well as "Stockholder Proposals and Other Communications" below.

Diversity and Inclusion

Diversity and Inclusion remain key priorities for the Board and the Company. Under the leadership of our Corporate Governance and Nominating Committee, which has been tasked more broadly with formal review of the Company's Human Capital Management program, including its Diversity and Inclusion initiatives, the Board is focused on recruiting and retaining a diverse management team and ensuring that diverse skills, backgrounds, attributes and experiences are reflected on the Board. This diversity enables the Board to provide meaningful oversight for key strategies and risks and enhances the Board's ability to bring different insights and experiences to its decision making. It is also reflective of the Company's consumer base and employee workforce that the Board endeavors to support. Of the eight director nominees, three are female, one of whom is racially diverse, and one is ethnically diverse.

During fiscal year 2022, the Corporate Governance and Nominating Committee received regular updates from management on the Company's diversity and inclusion initiatives and human capital management efforts. The Corporate Governance and Nominating Committee intends to keep this as a standing agenda item in fiscal year 2023.

Director Skills, Experience and Qualifications

We seek directors with collective skills and experience to successfully guide the Company and oversee our long-term strategy. Our Corporate Governance and Nominating Committee is committed to identifying directors for nomination with the highest ethical values and integrity, mature judgment, unbiased perspective and the deep expertise necessary to achieve the long-term objectives of stockholders and provide the proper oversight and counsel to the Company. As part of this process and in consultation with the Board, the Corporate Governance and Nominating Committee has identified the following skills and experience among the director nominees that the committee believes are necessary for the Board to fulfill its current and future obligations and support the Company's unique long-term strategy.

Skills and Qualifications	Richard A. Beck	Celeste A. Clark	Dean Hollis	Shervin J. Korangy	Mark L. Schiller	Michael B. Sims	Carlyn R. Taylor	Dawn M. Zier
Executive Leadership Experience	■	■	■	■	★	■	■	■
Public Company Board		■	■	■	■		■	■
Industry Experience	■	■	★		■	■		■
International	■	■	■	■	■	■	■	■
Operational Experience	★	■	■	■	■	■	■	■
Financial and Accounting Expertise		■	■	■	■	★	■	■
Risk and Crisis Management	■	■	■	■	■	■	■	■
Marketing/E-Commerce			■	■	■			★
M&A Experience		■	■	★	■	■	★	■
Human Capital/Culture Management		■	■		■		■	■
Sustainability/ESG	■	★	■		■		■	■

■ = director possesses the skill / experience / expertise
★ = area for which the Board particularly draws upon the director's deep expertise

Committees of the Board

The Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Strategy Committee. All members of each of the standing committees are independent directors, as defined in the applicable listing rules for companies listed on Nasdaq. The Board of Directors has adopted a written charter for each committee, current copies of which are available on our website at **hain.com** under Investors — Corporate Governance.

While the Chair and directors on each committee are accountable for carrying out the responsibilities for each committee, all directors are invited to attend the regularly scheduled committee meetings, at least on a quarterly basis.

The Audit Committee

The Audit Committee's primary purpose is to assist the Board's oversight of (1) the integrity of the Company's financial statements, (2) the independent auditor's qualifications, independence and performance and (3) the performance of the Company's internal controls and procedures. In fulfilling its purpose, the Committee's



principal duties include appointing, retaining and terminating our independent auditor, overseeing the work of and evaluating the independence of the independent auditor, reviewing with the independent auditor their reports as well as oversight responsibilities with respect to our financial statements, disclosure practices, accounting policies and procedures.

Our Audit Committee is composed of Richard A. Beck, Shervin J. Korangy, Michael B. Sims and Carlyn R. Taylor, with Mr. Sims acting as Chair. The Board has determined that each member of the Audit Committee (1) is "independent" as defined by applicable SEC rules and the listing rules of Nasdaq applicable to Board and committee service, (2) has not participated in the preparation of our financial statements or those of any of our current subsidiaries at any time during the past three years and (3) is able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. In addition, the Board has determined that each of Messrs. Korangy and Sims and Ms. Taylor is an "audit committee financial expert" as defined by applicable SEC rules. Audit Committee members are not permitted to serve on the audit committees of more than two other public companies. During fiscal year 2022, the Audit Committee held eight meetings. See "Report of the Audit Committee" on page 53 below.

The Compensation Committee

The Compensation Committee reviews and approves all compensation arrangements for our CEO and our other executive officers, including employment agreements, base salaries, annual and long-term incentive arrangements, the form and amount of equity awards, and severance and change-in-control arrangements. The Compensation Committee's duties include reviewing our compensation strategy on an annual basis to ensure that such strategy supports our objectives and stockholder interests and that executive officers are rewarded in a manner consistent with such strategy.

Our Compensation Committee is composed of Celeste A. Clark, Michael B. Sims and Glenn W. Welling, with Mr. Welling acting as Chair. The Board has determined that each member of the Compensation Committee is "independent" as defined by the listing rules of Nasdaq applicable to Board and committee service. During fiscal year 2022, the Compensation Committee held six meetings.

Our Compensation Committee is authorized to engage an independent compensation consultant with respect to executive and director compensation matters. For fiscal year 2022, the Compensation Committee engaged ClearBridge Compensation Group, LLC ("**ClearBridge**") as its independent compensation consultant. The Compensation Committee has assessed the independence of ClearBridge pursuant to the applicable Nasdaq rules and determined that its engagement does not raise any conflict of interest.

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee's duties require the committee to, among other things, (1) identify individuals qualified to serve on the Board and to recommend that the Board select director nominees to be considered for election at our next annual meeting of stockholders or to be appointed by the Board to fill an existing or newly created vacancy on the Board, (2) identify members of the Board to serve on each Board committee and to serve as Chair thereof and recommend each such member and Chair to the Board, (3) develop and revise, as appropriate, our Corporate Governance Guidelines and recommend such guidelines or the revision of such guidelines to the Board, (4) oversee our strategy on global ESG and corporate citizenship, including evaluating the impact of our practices on communities and individuals, (5) oversee the evaluation by the Board of itself and its committees, (6) review and assess the management succession plan for the CEO and the leadership team, and (7) review the Company's Human Capital Management program, including its Diversity and Inclusion initiatives.

Our Corporate Governance and Nominating Committee is composed of Richard A. Beck, Celeste A. Clark, Dean Hollis and Dawn M. Zier, with Ms. Zier acting as Chair. The Board has determined that each member of the Corporate Governance and Nominating Committee is "independent" as defined in the listing rules of Nasdaq applicable to Board and committee service. During fiscal year 2022, the Corporate Governance and Nominating Committee held nine meetings.

The Strategy Committee

The purpose of the Strategy Committee is to (1) continuously evaluate various strategic alternatives for the Company and its portfolio of brands and make recommendations to the Board of Directors regarding such alternatives and (2) provide input to the Company's management in their development of the Company's long-term corporate strategy.

Our Strategy Committee is composed of Dean Hollis, Shervin J. Korangy, Glenn W. Welling and Dawn M. Zier, with Mr. Korangy acting as Chair. The Strategy Committee meets at least quarterly on a formal basis and also meets informally between meetings as appropriate to discuss updates on the Company's strategy and potential strategic transactions. During fiscal year 2022, the Strategy Committee held seven formal meetings.

Committee Composition

The members and Chairs of the committees as of the date of this proxy statement are summarized in the table below:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Strategy Committee
Richard A. Beck	■		■	
Celeste A. Clark		■	■	
Dean Hollis			■	■
Shervin J. Korangy	■			CHAIR
Michael B. Sims	CHAIR	■		
Carlyn R. Taylor	■			
Glenn W. Welling*		CHAIR		■
Dawn M. Zier			CHAIR	■

* Not standing for reelection.

Board Role in Risk Oversight

The Board, its respective committees and management share in the responsibility of providing oversight over the Company's operations and day to day business. A summary of the allocation of the risk oversight functions among the Board is as follows:

The Board of Directors

The Board's role is to engage in informed oversight of, and provide direction with respect to, risk management. In its oversight role regarding risk management, the Board focuses on understanding the nature of our enterprise risks, including:

1. Risks to global operations
2. Overall financial risks
3. Information security
4. Strategic direction

The Board receives regular updates regarding the Company's progress against its annual operating plan and reviews quarterly updates regarding the related risks and opportunities. The Board maintains control over significant transactions and decisions that require Board approval for certain corporate actions (including acquisitions, divestitures and uses of the Company's capital, in each case to the extent material to the Company).



Committees of the Board of Directors

The Audit Committee	The Compensation Committee	The Corporate Governance and Nominating Committee
• Oversees major financial risk exposures and the steps management has taken to monitor and control those exposures • Oversees financial reporting processes and internal controls • Oversees the Company's compliance with information technology-related internal controls • Oversees the Company's response to major litigation and other legal contingencies • Regularly reviews compliance matters and monitors compliance with the Code of Conduct • Oversees review of other enterprise risks as delegated by the full Board, which is ultimately responsible for the oversight of the enterprise risk management process	• Oversees risks relating to the Company's compensation programs and policies • Engages an independent consultant to assist in reviewing compensation related risks to ensure that the Company's compensation programs and policies are not likely to lead to excessive risk taking that could have a material adverse effect on the Company • Reviews third-party benchmarking to inform compensation related decision making • Reviews Company policies with respect to certain employee benefits	• Oversees risks relating to corporate governance and reviews the Company's Corporate Governance Guidelines and their implementation • Oversees Board composition and assesses the need for succession planning • Oversees the succession planning for the executive leadership team • Oversees the Company's Human Capital Management program, including issues relating to Diversity and Inclusion • Oversees the Company's ESG Program and risks related to sustainability and the Company's corporate responsibility initiatives

Information Security

Information security and cybersecurity are significant focus areas for our Board of Directors, and our directors are actively engaged in the oversight of management's review of its information security program and risk mitigation actions. On a periodic basis, the Company's Chief Information Officer, with oversight responsibility for the Company's Information Security team, will meet with the Board of Directors to provide updates on the Company's policies, procedures, training initiatives, and audits conducted to monitor the Company's information security program. In addition, the Board of Directors receives updates regarding third party audits that are conducted to assess penetration testing and assess overall program maturity.

Board Oversight for ESG

The Corporate Governance and Nominating Committee oversees the Company's global ESG strategy on behalf of the Board, including evaluating the impact of Company practices on its employees, consumers, customers and other key stakeholders. The Corporate Governance and Nominating Committee presents ESG-related recommendations to the overall Board for its consideration.

All members of the Corporate Governance and Nominating Committee have ESG experience, with two members specifically having prior sustainable supply chain and corporate ESG experience. The Corporate Governance and Nominating Committee is actively involved in monitoring the execution of our ESG strategy and conducts quarterly working sessions to review and provide input into ESG plans, goals, and strategies for our business. ESG is regularly a part of the agenda at meetings of the Corporate Governance and Nominating Committee, with a focus on the progress the Company has made toward its ESG goals.

Board and Committee Self-Evaluations

Pursuant to our Corporate Governance Guidelines and committee charters, the Board and its committees annually conduct self-assessments. The Corporate Governance and Nominating Committee oversees the process and reviews the content and format of the evaluations to help ensure that the feedback solicited is relevant and appropriate. Self-evaluation topics generally include, among other matters, Board and committee composition and structure, effectiveness of the Board and committees, meeting agendas and governance and Board interaction with management. The results of these assessments are discussed with the full Board and each Committee respectively, and based on the results, the Board and the Committees implement enhancements and other modifications as appropriate. Individual feedback is provided to Board members by the Chair of the Board.

Management Succession Planning

Our Corporate Governance and Nominating Committee plays a strategic role in the oversight of talent management and succession planning for the Chief Executive Officer, other executive officer positions and senior leadership roles across the company. On at least an annual basis, the Corporate Governance and Nominating Committee reviews the Company's succession plan, which includes a discussion regarding transition and succession in the case of an emergency or unplanned vacancy.

Director Orientation and Continuing Education

Our Corporate Governance Guidelines require the Company to maintain an orientation process to onboard new directors. As part of this process, the Company's management conducts an orientation program for new directors, and each new director receives materials and briefings to permit such director to become familiar with the Company's business, finances, corporate governance and compensation practices and policies. The Company also provides, on an ongoing basis, additional opportunities for directors to further familiarize themselves with the Company's business, finances and operations, which may include, among other things, presentations from members of management of the Company and site visits to the Company's operational sites.

In addition, directors are encouraged to attend a variety of external continuing education programs at the Company's expense, including programs offered by the National Association of Corporate Directors. Directors participate in such educational opportunities to stay abreast of best practices in corporate governance and the latest trends on subject matters relevant to the Company and its business.

Website Access to Corporate Governance Documents

We have adopted a "Code of Ethics," as defined in the regulations of the SEC, which applies to all of our directors and employees, including our principal executive officer and principal financial officer. Copies of the charters for committees of our Board, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics, are available free of charge on our website at **hain.com** under Investors — Corporate Governance or by writing to Investor Relations, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042. If the Company ever were to amend or waive any provision of its Code of Business Conduct and Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on its website set forth above rather than by filing a Current Report on Form 8-K. The information on our website is not, and shall not be deemed to be, a part of this proxy statement or incorporated into any of our other filings made with the SEC.

Compensation of Directors

Our compensation program for non-employee directors is designed to:

• Attract and retain highly qualified non-employee directors;

• Fairly compensate non-employee directors for work required in a company of our size and scope; and

• Align the interests of non-employee directors with those of our stockholders by paying a significant portion of non-employee director compensation in the form of equity awards.

For each of the last four annual compensation cycles, all of our non-employee directors elected to forgo all cash components of their compensation and receive 100% of their compensation in Company equity awards. Accordingly, the Company has not paid any cash compensation for Board service since calendar year 2018.



Each year, the Compensation Committee and our Board review and determine compensation for our non-employee directors with the assistance of ClearBridge, the Compensation Committee's independent compensation consultant. On a periodic basis, ClearBridge provides the Compensation Committee with an assessment of trends and developments in director compensation practices and benchmarks our director compensation program against our compensation peer group.

Annual non-employee director compensation covers the period of service between annual meetings of stockholders. With respect to the period from our 2021 annual meeting to the 2022 Annual Meeting, the Compensation Committee recommended, and the Board approved, keeping the prior year's compensation levels in place. Accordingly, the compensation program for the period from our 2021 annual meeting to the 2022 Annual Meeting remained unchanged and is set forth below.

Compensation Component*	Amount ($)
Annual base retainer for all non-employee directors	53,000
Additional annual fee for Chair of the Board	100,000
Additional annual fee for Chairs of Audit Committee and Strategy Committee	20,000
Additional annual fee for Chairs of Compensation Committee and Corporate Governance and Nominating Committee	15,000
Additional annual fee for non-Chair committee members	5,000
Annual base restricted share unit award for all non-employee directors	170,000

* All compensation was paid in the form of restricted share units that are scheduled to vest on October 28, 2022.

Fiscal Year 2022 Director Compensation

The following table sets forth the compensation paid by us to our non-employee directors during the fiscal year ended June 30, 2022. All amounts in this table were paid in the form of Company equity awards, and the Company did not pay any Board compensation in cash. Under SEC rules, cash fees forgone at the election of a director are required to be included in the Fees Earned or Paid in Cash column.

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3,4] ($)	Total ($)
Richard A. Beck	63,000	170,000	233,000
Celeste A. Clark	63,000	170,000	233,000
Dean Hollis	163,000	170,000	333,000
Shervin J. Korangy	78,000	170,000	248,000
Michael B. Sims	78,000	170,000	248,000
Carlyn R. Taylor[5]	4,833	70,833	75,666
Glenn W. Welling	73,000	170,000	243,000
Dawn M. Zier	73,000	170,000	243,000

1. Directors who are also employees of the Company receive no additional compensation for their service on our Board. Accordingly, Mark L. Schiller, our President and CEO, did not receive any compensation for his service on the Board. Compensation paid to Mr. Schiller in connection with his employment is set forth in the Summary Compensation Table on page 39.

2. All amounts in this table were paid in the form of Company equity awards, and the Company did not pay any Board compensation in cash. Under SEC rules, cash fees forgone at the election of a director are required to be included in the Fees Earned or Paid in Cash column.

3. The amounts shown in the Stock Awards column represent the grant date fair value of stock awards granted during the fiscal year, calculated in accordance with ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 2 (under the heading "Stock-Based Compensation") and Note 13 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

   The amounts shown in the Stock Awards column omit cash fees elected to be received in the form of Company equity awards, which are reported in the Fees Earned or Paid in Cash column under SEC rules. See footnote 2 above. Accordingly, the amounts shown in the Stock Awards column represent the grant date fair value of the annual base restricted share unit award for non-employee directors.

4. The total number of shares underlying outstanding stock awards for each non-employee director as of June 30, 2022 was as follows: Richard A. Beck (5,187 shares), Celeste A. Clark (5,187 shares), Dean Hollis (7,414 shares), Shervin J. Korangy (5,521 shares), Michael B. Sims (5,521 shares),

Carlyn R. Taylor (3,650 shares), Glenn W. Welling (5,410 shares) and Dawn M. Zier (5,410 shares). All such awards are restricted share units that are scheduled to vest on October 28, 2022.

5   Ms. Taylor joined the Board on June 1, 2022. The amount shown in the Fees Earned or Paid in Cash column for Ms. Taylor consists of the prorated portion of the annual cash fees for her service from June 1, 2022 through June 30, 2022, which she elected to receive in the form of restricted share units. The amount shown in the Stock Awards column for Ms. Taylor consists of the prorated portion of the annual base restricted share unit award for all non-employee directors for her service from June 1, 2022 through the date of the Annual Meeting.

Director Stock Ownership Guidelines

The Board strongly believes that directors should have a meaningful ownership interest in the Company and, to that end, has implemented stock ownership guidelines for our directors. The ownership guidelines require directors to own, at a minimum, the value of five times the annual cash compensation for non-employee directors (excluding additional cash compensation to committee Chairs and members) in shares of common stock within five years after a director is first elected to the Board. All directors are currently in compliance with the guidelines or are expected to meet the stock ownership guidelines within the five-year period.



Executive Officers

The following information describes the background and business experience of our executive officers as of the date of this proxy statement:

Mark L. Schiller

President and Chief Executive Officer

Age: 60

A description of Mr. Schiller's background and business experience is provided under "Proposal 1: Election of Directors," which begins on page 6.

Christopher J. Bellairs

Executive Vice President and Chief Financial Officer

Age: 61

Christopher J. Bellairs has served as our Executive Vice President and Chief Financial Officer since February 2022. Prior to commencing the role of Chief Financial Officer, he served as our Executive Vice President, Finance from January 2022 to February 2022. Prior to joining the Company, Mr. Bellairs served as Chief Financial Officer of Stone Brewing, a California-based craft brewery with nationwide and international distribution, from September 2018 to September 2020 with responsibility for the company's financial organization. Prior to that, he was an independent dairy consultant from October 2017 to August 2018. Prior to that, he served as Executive Vice President and Chief Financial Officer of Dean Foods Company, a food and beverage company, from March 2013 to September 2017 with responsibility for the company's financial organization. Prior to becoming Executive Vice President and Chief Financial Officer, he served in various capacities with Dean Foods including as Chief Financial Officer of the Fresh Dairy Direct Division from 2012 to 2013 and as Chief Financial Officer, Supply Chain from 2008 to 2011. Mr. Bellairs worked at PepsiCo, Inc., a global food and beverage company, from 1996 to 2004, where he most recently served as Vice President and Chief Financial Officer for the Foodservice and Vending division and led the financial integration of the Quaker Oats, Gatorade and Tropicana brands. Prior to joining PepsiCo, he worked at The Procter & Gamble Company in various finance management roles. He has also served as a divisional Chief Financial Officer at Expedia, Inc. and Iron Mountain Incorporated and in a senior leadership role at The University of Notre Dame. Mr. Bellairs was an intelligence officer in the U.S. Army for six years.

Wolfgang Goldenitsch

Chief Executive Officer, International

Age: 46

Wolfgang Goldenitsch has been the Company's Chief Executive Officer, International since January 2019, overseeing the Company's international business. He previously served as Chief Executive Officer, Hain Europe from October 2017 to January 2019 and as Head of Grocery and Non-Dairy Operations, Europe from July 2015 to October 2017. Mr. Goldenitsch joined the Company in 2015 upon the Company's acquisition of Mona Group, a manufacturer of plant-based foods and beverages with facilities in Germany and Austria, where he served as CEO from 2011 to 2015 and as Managing Director from 1999 to 2007. Mr. Goldenitsch served as Managing Director of SENNA Nahrungsmittel GmbH & Co KG, an Austrian producer of food products, from 2007 to 2011.

David J. Karch

Executive Vice President and Chief Operating Officer

Age: 61

David J. Karch has served as our Executive Vice President and Chief Operating Officer since December 2021. Mr. Karch oversees the Company's productivity and transformation initiatives and the supply chain function. Mr. Karch served as the Company's Executive Vice President and Chief Transformation Officer from January 2020 to December 2021. Prior to joining the Company, Mr. Karch was the Chief Operating Officer of C&D Technologies, Inc., a provider of battery power solutions, from October 2018 to January 2020, with responsibilities including leading nine manufacturing sites in the United States, Mexico and China spanning environmental, health & safety, procurement, quality, advanced manufacturing and managing the integration of a significant acquisition. Prior to that, over the course of 20 years commencing in 1998, he served in roles of increasing responsibility at HARMAN International, a provider of connected technologies for automotive, consumer, and enterprise markets, most recently as Executive Vice President, Operations from 2014 to February 2018 with responsibilities for more than 12,000 employees and 22 sites.

Kristy M. Meringolo

Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Age: 41

Kristy M. Meringolo has served as our Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer since August 2021, and previously served as our Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer from May 2019 to August 2021, as Senior Vice President, General Counsel and Chief Compliance Officer from April 2018 to May 2019, and as Senior Vice President, Senior Litigation Counsel and Chief Compliance Officer from April 2017 to April 2018. Ms. Meringolo oversees all legal affairs of the Company and corporate compliance initiatives, and she serves as the executive sponsor for the Company's corporate ESG program. Prior to joining the Company, from 2011 to April 2017, Ms. Meringolo worked at Avon Products, Inc. in a series of roles of increasing responsibility, with her most recent role as Vice President, Associate General Counsel, Litigation, Marketing and Intellectual Property where she oversaw legal responsibilities for a variety of matters including litigation, government investigations and providing counsel to the Ethics and Compliance team. Previously, Ms. Meringolo was an attorney at the law firm DLA Piper LLP (US), where she practiced litigation law and advised clients on corporate compliance initiatives.



Executive Compensation

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis ("**CD&A**") explains our overall compensation philosophy and approach, describes the material components of our executive compensation programs and details the determinations made by the Compensation Committee for the compensation awarded with respect to the Company's fiscal year ended June 30, 2022 to the following current and former executive officers ("**named executive officers**" or "**NEOs**"):

Executive	Position
Mark L. Schiller	President and Chief Executive Officer
Christopher J. Bellairs	Executive Vice President and Chief Financial Officer
Wolfgang Goldenitsch	Chief Executive Officer, International
David J. Karch	Executive Vice President and Chief Operating Officer
Kristy M. Meringolo	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Javier H. Idrovo*	Former Executive Vice President and Chief Financial Officer
Christopher J. Boever*	Former Executive Vice President and Chief Commercial Officer

* Mr. Idrovo served as Executive Vice President and Chief Financial Officer until February 4, 2022, and Mr. Boever served as Executive Vice President and Chief Commercial Officer until May 6, 2022.

Executive Overview

Fiscal year 2022 was another year of unique challenges and external volatility. While the Company established ambitious financial performance targets and set out its long-term "Hain 3.0" growth strategy, the Company fell short of realizing its goals, as it needed to devote short-term resources to address unprecedented ongoing macroeconomic challenges. During the fiscal year, the Company continued to tackle issues such as rising inflation, supply chain disruption, labor shortages, international unrest and an ongoing global pandemic. In light of these challenges, the Company prioritized servicing its customers and consumers, focusing on its ability to manufacture and deliver products, even at higher costs. We believe that these initiatives are critical to the Company's long-term success, as we have worked hard to strengthen key relationships with our customers, which will help us establish a strong foundation as we pivot to Hain 3.0.

The Company also focused significant efforts on recruiting and retaining its workforce in a highly competitive environment for talent. However, the Company did not modify any of its incentive plan targets as a result of these challenges and remains committed to ensuring that its executive compensation programs align the executive management team with stockholder interests.

Stockholder Feedback on Compensation

Our Board, the Compensation Committee and our management team value stockholder perspectives on our executive compensation program and consider the outcome of the annual stockholder advisory vote on executive compensation – the "Say on Pay" vote. At our 2021 annual meeting of stockholders in October 2021, the compensation of our named executive officers was approved by over 97% of votes cast. We believe that outcome reflects stockholders' strong support for the Company's compensation program.

Members of our management team and Board engage with our institutional stockholders in meetings and calls throughout the year. During fiscal year 2022, we held meetings with 37 institutional stockholders who collectively held approximately 38% of our outstanding common stock.

After considering our 2021 "Say on Pay" results and feedback received from our stockholders through our engagement efforts, the Compensation Committee determined that the Company's executive compensation philosophy, compensation objectives and compensation elements continued to be appropriate for fiscal year 2022.

Executive Compensation Practices at a Glance

What We Do ✓	What We Do NOT Do ✗
✓ **DO** align annual incentive pay and performance by linking annual incentive compensation to the achievement of performance goals tied to Company strategic objectives	✗ **NO** guaranteed cash incentives, equity compensation or salary increases for NEOs except in limited scenarios in connection with their hiring
✓ **DO** align long-term incentive pay and performance by linking a portion of long-term compensation to the achievement of relative and absolute TSR goals	✗ **NO** full single trigger acceleration of annual equity awards granted to NEOs
✓ **DO** cap payouts for annual incentive and LTIP awards	✗ **NO** acceleration of performance-based equity awards without regard to performance goals, with any acceleration upon a qualifying termination of employment subject to proration as well as the attainment of performance goals measured through the date of the acceleration event
✓ **DO** maintain rigorous stock ownership guidelines (6x base salary for the CEO, 3x base salary for executive officers and other Executive Vice Presidents and 5x annual cash compensation for non-employee directors)	✗ **NO** executive pension or executive retirement plans for any of our U.S.-based NEOs
✓ **DO** maintain a clawback policy with respect to cash and equity incentive compensation	✗ **NO** compensation or incentives that encourage unnecessary or excessive risk taking
✓ **DO** conduct annual compensation review and approval of our compensation philosophy and strategy	✗ **NO** tax gross ups
✓ **DO** appoint a Compensation Committee comprised solely of independent directors	✗ **NO** pledging of any of our securities by directors, executive officers or other employees
✓ **DO** use an independent compensation consultant engaged by our Compensation Committee	✗ **NO** hedging or derivative transactions by directors, executive officers or other employees involving our securities
✓ **DO** have a majority of executive compensation at risk based on corporate performance	✗ **NO** perquisites for U.S.-based NEOs; customary home country benefits for one NEO based in Europe

Compensation Philosophy and Objectives

Compensation Philosophy

We believe a majority of the compensation for our NEOs should be dependent on the success of our Company so that the interests of our NEOs are aligned with the long-term interests of our stockholders. Accordingly, a majority of executive compensation is designed to be "at risk" and dependent on achieving quantitative performance goals. The Compensation Committee reviews our compensation design and philosophy on at least an annual basis to ensure that our executive compensation program continues to support the Company's strategy, objectives and stockholder interests.

Executive Compensation Program Objectives

We provide a competitive total compensation package to our executive management team through a combination of base salary, annual incentives, long-term incentives and other compensation, as well as severance and change-in-control arrangements.

The primary objectives of our executive compensation program are to:

- Attract, motivate and retain key employees with outstanding talent and ability;
- Align the interests of our executives with the interests of our stockholders;
- Reward performance, with a meaningful portion of compensation tied to Company goals;
- Promote the creation of long-term stockholder value; and
- Structure executive compensation in a manner that promotes our strategic, financial and operating performance objectives, without encouraging unnecessary or excessive risk taking.



Our compensation elements are designed to achieve the objectives set forth above as follows:

- Base salary and benefits are designed to attract and retain executives by providing regular and continued payments that are appropriate for their position, experience and responsibilities;

- Annual performance-based awards are designed to focus our executives on objectives each year that are generally operational and drive specific performance needed to achieve short-term targets that are part of our long-term growth and profitability goals;

- Long-term incentives are designed to align our executives' interests with those of our stockholders and to motivate executives to generate value for our stockholders over the long term; and

- Severance and change-in-control arrangements are designed to mitigate the distraction of our key executives when faced with a potential change in control or other possible termination situations and to facilitate our ability to attract and retain executives as we compete for talented individuals in a marketplace where such protections are commonly offered.

Compensation Mix

The following charts show the mix of fixed and at risk target annual compensation for our CEO and for our other current NEOs as a group (Messrs. Bellairs, Goldenitsch and Karch and Ms. Meringolo). Fixed compensation represents annual base salaries in effect for fiscal year 2022. At risk compensation is comprised of target annual bonuses under the Annual Incentive Plan and the annual value of the NEOs' awards under the 2022-2024 Long-Term Incentive Program (in each case annualized to a full year for Mr. Bellairs). Compensation in the charts below reflects target annual compensation, and therefore does not include the value of the Special Recognition RSUs (as described below in this CD&A under "Long-Term Incentive Program").



Fixed vs. At Risk Compensation

| **86%** At Risk | CEO | **14%** Fixed |
| **70%** At Risk | Other NEOs | **30%** Fixed |

How Executive Pay is Established

Role of the Compensation Committee

The Compensation Committee reviews and approves all compensation arrangements for our CEO and our other executive officers, including employment agreements, base salaries, annual and long-term incentive arrangements, the form and amount of equity awards, and severance and change-in-control arrangements. The Compensation Committee's duties include reviewing our compensation strategy on an annual basis to ensure that such strategy supports our objectives and stockholder interests and that executive officers are rewarded in a manner consistent with such strategy.

Our Compensation Committee is authorized to engage an independent compensation consultant to assist the Compensation Committee with its roles and responsibilities. For fiscal year 2022, the Compensation Committee engaged ClearBridge Compensation Group, LLC ("**ClearBridge**") as its independent compensation consultant.

Role of Management

From time to time, members of our Human Resources, Finance and Legal departments work with our CEO to recommend certain terms of our compensation plans and programs to the Compensation Committee, to develop financial and other goals that are utilized under those programs and to prepare analyses to assist the Compensation Committee in making its decisions.

Our CEO makes recommendations to the Compensation Committee regarding compensation determinations for other executive officers, but does not participate in compensation determinations regarding his own compensation. Our CEO is subject to the same Company performance goals as our other executive officers, all of which are determined and approved by the Compensation Committee.

Benchmarking / Peer Group

A key objective of our executive compensation program is to ensure that total direct compensation is competitive with the companies against which we compete for talent. The Compensation Committee uses compensation data from a peer group as general guidance and as one of many factors that inform its judgment of appropriate compensation parameters for target compensation levels. When using peer group data, the Compensation Committee references the 50th percentile, recognizing that the specific positioning for each NEO is determined on a case-by-case basis considering multiple factors.

Each year, the Compensation Committee evaluates its previously-selected peer group and determines which companies best reflect the Company's competitors for talent. In advance of fiscal year 2022, the Compensation Committee, with the assistance of ClearBridge, conducted its annual evaluation of the Company's peer group to be used in connection with fiscal year 2022 compensation determinations. The Compensation Committee and ClearBridge evaluated existing peer group companies and potential new peer group companies with respect to enterprise value, revenue and industry. Based on this review, the Compensation Committee replaced Fresh Del Monte Produce Inc., Prestige Consumer Healthcare Inc. and SunOpta Inc., which were included in the fiscal year 2021 peer group, with BellRing Brands, Inc. and Utz Brands, Inc. As a result of these changes, our peer group for fiscal year 2022 was established as follows:

Fiscal Year 2022 Peer Group	
■ B&G Foods, Inc.	■ Lancaster Colony Corporation
■ BellRing Brands, Inc.	■ Post Holdings, Inc.
■ Edgewell Personal Care Company	■ Revlon, Inc.
■ Flowers Foods, Inc.	■ The Simply Good Foods Company
■ Hostess Brands, Inc.	■ TreeHouse Foods, Inc.
■ J&J Snack Foods Corp.	■ Utz Brands, Inc.

Base Salary

The base salaries of our NEOs are reviewed on an annual basis by our Compensation Committee and our CEO (other than with respect to his own salary which is reviewed and determined by our Compensation Committee). This review is supplemented by market data, as well as assessments of the performance of our executive officers by our Compensation Committee. We pay base salaries to our NEOs to compensate them for their day-to-day services. The salaries typically are used to recognize the experience, skills, knowledge, past performance and responsibilities of each NEO.



The following table shows the changes to the annual base salaries of the NEOs that were implemented during fiscal year 2022.

Name	Annual Base Salary at End of Fiscal Year 2021	Annual Base Salary Increase During Fiscal Year 2022[1]	Fiscal Year 2022 Annual Base Salary
Mark L. Schiller	$1,000,000	$50,000	$1,050,000
Christopher J. Bellairs[2]	—	—	$ 550,000
Wolfgang Goldenitsch[3]	€ 420,000	€10,710	€ 430,710
David J. Karch	$ 525,000	—	$ 525,000
Kristy M. Meringolo	$ 425,007	$24,995	$ 450,002
Javier H. Idrovo[4]	$ 550,000	—	$ 550,000
Christopher J. Boever[4]	$ 532,513	—	$ 532,513

1   Mr. Schiller and Ms. Meringolo received base salary increases effective September 1, 2021 as part of the Compensation Committee's annual review of market data and performance. Mr. Goldenitsch received a base salary increase effective January 1, 2022 under a collective agreement with employees in Austria.
2   Mr. Bellairs joined the Company in January 2022.
3   Mr. Goldenitsch is employed by an Austrian subsidiary of the Company, and his base salary is paid in euros. While the information in this table for Mr. Goldenitsch is presented in euros, certain compensation amounts for Mr. Goldenitsch appearing in the compensation tables on pages 39-44 have been converted from euros to U.S. dollars.
4   Messrs. Idrovo and Boever left the Company in February 2022 and May 2022, respectively.

Annual Incentive Plan

A key executive compensation objective is to have a majority of each NEO's compensation be tied to the Company's performance. To this end, the Company's Annual Incentive Plan ("**AIP**") is based on performance against key financial objectives designed to drive the specific performance needed to foster the Company's growth and profitability.

Fiscal Year 2022 AIP Performance Metrics and Goals

At the beginning of fiscal year 2022, the Company set forth its Hain 3.0 strategy, which is aimed at building a global health and wellness company with industry-leading topline growth. While the Company's Hain 2.0 strategy during fiscal years 2019-2021 was centered on simplifying the Company's business and setting the foundation for profitable growth, the transition to Hain 3.0 includes a focus on realizing that topline growth. As a result, while the Company's AIP in fiscal years 2019-2021 included a single performance metric, namely adjusted EBITDA, the Compensation Committee decided that the AIP for fiscal year 2022 (the "**2022 AIP**") would include net sales as a performance metric in addition to adjusted EBITDA.[1] The Compensation Committee determined that adjusted EBITDA would be weighted at 75% and net sales would be weighted at 25% for fiscal year 2022.

For purposes of the 2022 AIP, adjusted EBITDA is defined as adjusted EBITDA as reported in the Company's fiscal year 2022 financial results, subject to a foreign currency rate limit.[2] As reported adjusted EBITDA is calculated as net income (loss) before income taxes, net interest expense, depreciation and amortization, impairment of long-lived and intangible assets, equity in the earnings of equity-method investees, stock-based compensation, productivity and transformation costs, and other non-recurring items such as litigation related to a specific non-recurring matter.

Based on the Company's budget for fiscal year 2022, the Compensation Committee established a range of goals for adjusted EBITDA and net sales and the associated payout percentages with respect to the 2022 AIP. Threshold goals were established at 90% of target and maximum goals were established at 110% of target. For each weighted metric, payouts range from 50% of target for achievement of the threshold goal to 200% of target for achievement of the maximum goal. For Company performance between specifically enumerated goals, the payout percentage is interpolated on a straight-line basis.

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1   Adjusted EBITDA is a non-GAAP financial measure. Additional information on adjusted EBITDA, including a reconciliation to Net (loss) income, can be found in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2022 under the heading "Reconciliation of Non-U.S. GAAP Financial Measures to U.S. GAAP Measures."
2   Solely for purposes of the 2022 AIP, there was a foreign currency rate limit of +/- $0.04 from the Company's budgeted exchange rates for GBP/USD, EUR/USD and CAD/USD. The purpose of the rate limit was to align the incentive plan with results within management's control and limit the impact of significant foreign exchange rate fluctuations in either direction.

The Company subsequently completed the acquisition of entities doing business as That's How We Roll, the producer and marketer of ParmCrisps® and Thinsters®. As contemplated by the 2022 AIP, the Compensation Committee increased the adjusted EBITDA and net sales goals based on the Company's investment assumptions for the acquired business. The resulting ranges of adjusted EBITDA and net sales goals and associated payout percentages for our U.S.-based NEOs are set forth below, along with the baseline fiscal year 2021 performance used by the Committee in designing the 2022 AIP.

Adjusted EBITDA (75% Weight)				Net Sales (25% Weight)			
Baseline Fiscal Year 2021 Performance* ($)	Fiscal Year 2022 Goals			Baseline Fiscal Year 2021 Performance* ($)	Fiscal Year 2022 Goals		
	Threshold Goal (50% Payout) ($)	Target Goal (100% Payout) ($)	Maximum Goal (200% Payout) ($)		Threshold Goal (50% Payout) ($)	Target Goal (100% Payout) ($)	Maximum Goal (200% Payout) ($)
259.6 million	258.9 million	286.9 million	315.5 million	1,921.8 million	1,789.9 million	1,988.7 million	2,187.5 million

* The baseline fiscal year 2021 performance used by the Compensation Committee for purposes of designing the 2022 AIP reflects equitable adjustments to the Company's reported fiscal year 2021 results to account for the impact of dispositions completed during fiscal year 2021. The baseline fiscal year 2021 performance figures have been further increased on a pro forma basis to include the Company's investment assumptions for the That's How We Roll acquired business for fiscal year 2022.

Wolfgang Goldenitsch serves as the Company's Chief Executive Officer, International. Based on his responsibilities for overseeing most of the Company's International business, the Compensation Committee determined that 75% of his 2022 AIP opportunity would be based on adjusted EBITDA and net sales goals for the International business overseen by Mr. Goldenitsch, and 25% of his opportunity would be based on the above-listed total Company goals. Accordingly, Mr. Goldenitsch's 2022 AIP opportunity was based on International adjusted EBITDA (56.25%), International net sales (18.75%), total Company adjusted EBITDA (18.75%) and total Company net sales (6.25%). As was the case for the total Company goals, the Compensation Committee considered fiscal year 2021 performance and the Company's fiscal year 2022 budget in establishing appropriate goals for International adjusted EBITDA and International net sales.

2022 AIP Award Opportunities

Based on their target annual bonus percentages and the terms of the 2022 AIP, the NEOs had the opportunity to receive the awards shown below for fiscal year 2022 under the 2022 AIP.

Name	2022 AIP Target Award		2022 AIP Maximum Award	
	% of Base Salary	($ or €)	% of Base Salary	($ or €)
Mark L. Schiller	125%	$1,312,500	250%	$2,625,000
Christopher J. Bellairs*	85%	$ 203,363	170%	$ 406,725
Wolfgang Goldenitsch	85%	€ 366,104	170%	€ 732,207
David J. Karch	85%	$ 446,250	170%	$ 892,500
Kristy M. Meringolo	85%	$ 382,502	170%	$ 765,003
Javier H. Idrovo	85%	$ 467,500	170%	$ 935,000
Christopher J. Boever	85%	$ 452,636	170%	$ 905,272

* Mr. Bellairs joined the Company in January 2022. Dollar amounts in the table for Mr. Bellairs are prorated at a rate of 43.5% based on his start date with the Company.

Individual Performance Factor

After Company performance is measured against the performance goals, the Compensation Committee can increase or decrease payouts based on an individual performance factor of 0% to 150% of the calculated payout that is based on Company performance (capped at the maximum payout of 200% of the NEO's target award amount). Individual performance factors are determined considering each NEO's performance against objectives, goals, strategies and measures (OGSMs) for their role, including their leadership of their functional area, their contribution to the Company's overall performance during the year and other factors. The individual performance



factor also takes into account the impact of cash flow targets within each NEO's personal objectives for the fiscal year.

Fiscal Year 2022 AIP Payout Determinations

On August 25, 2022, the Company reported adjusted EBITDA of $200.6 million and net sales of $1,891.8 million for fiscal year 2022. Adjusted EBITDA for purposes of the 2022 AIP was not impacted by the foreign currency rate limit set forth in the 2022 AIP. Net sales for purposes of the 2022 AIP were $1,893.6 million after applying the foreign currency rate limit set forth in the 2022 AIP.

For all NEOs currently employed by the Company other than Mr. Goldenitsch, that performance resulted in a total payout percentage of 19.0% of target based on Company performance, prior to application of the individual performance factors. The adjusted EBITDA portion of the 2022 AIP did not pay out, and the net sales portion paid out at 19.0% out of a possible 25.0%.

The Compensation Committee determined that, as was the case for fiscal years 2019-2021, Mr. Schiller's 2022 AIP payout would not be subject to an individual performance factor. Mr. Schiller's 2022 AIP payout was therefore earned at 19.0% of his target bonus amount based on Company performance.

Mr. Bellairs' January 2022 offer letter with the Company provided that his minimum payout under the 2022 AIP would be his target bonus opportunity, prorated based on his start date with the Company, which was agreed upon in order to attract Mr. Bellairs to the Company. Since Company performance in fiscal year 2022 would have led to a lower payout, this provision resulted in Mr. Bellairs' 2022 AIP payout being made at his prorated target bonus opportunity.

For Mr. Goldenitsch, Company performance resulted in a payout percentage of 4.8% of target. The threshold adjusted EBITDA and net sales goals for the International business overseen by Mr. Goldenitsch were not attained, nor was total Company adjusted EBITDA. As was the case for the other NEOs, total Company net sales were above the threshold goal and below the target goal, but total Company net sales were meaningfully less weighted for Mr. Goldenitsch relative to our U.S.-based NEOs. Given the fiscal year 2022 performance of the International business, Mr. Schiller and Mr. Goldenitsch agreed that it would be appropriate for Mr. Goldenitsch not to receive a 2022 AIP payout. Mr. Schiller made such recommendation to the Compensation Committee, and the committee agreed.

The Compensation Committee, in consultation with Mr. Schiller, reviewed the fiscal year 2022 performance of the other current NEOs and applied individual performance factors. Based on the foregoing, the Compensation Committee approved the below payouts to the NEOs under the 2022 AIP.

Name[1]	2022 AIP Payout ($)
Mark L. Schiller	249,375
Christopher J. Bellairs[2]	203,363
Wolfgang Goldenitsch	—
David J. Karch	67,830
Kristy M. Meringolo	87,210

1   Messrs. Idrovo and Boever were not eligible to receive 2022 AIP payouts, as they were not employed by the Company at the end of fiscal year 2022.
2   Mr. Bellairs' payout under the 2022 AIP represents a contractually agreed minimum payout equal to Mr. Bellairs' target bonus opportunity under the 2022 AIP, prorated based on his start date with the Company, which was agreed to in connection with Mr. Bellairs' hiring in January 2022.

Long-Term Incentive Program

We believe that equity grants serve our compensation objectives by linking the compensation of our key employees to our long-term strategic plan and further align such employees with our stockholders since the value of equity awards will increase or decrease with the changes in the value of our common stock. Grants are generally made under a performance-based long-term incentive program ("**LTIP**"). Participants in the LTIP include our executive officers, including the NEOs, and other key employees.

Vesting of 2019-2021 LTIP

Prior to fiscal year 2019, LTIP awards were generally made annually with a three-year performance period. For fiscal years 2019-2021, instead of receiving an annual grant, NEOs and other employees generally received front-loaded LTIP awards in fiscal year 2019 under the 2019-2021 LTIP meant to represent three years' worth of long-term incentive value through the end of fiscal year 2021. The structure of the 2019-2021 LTIP aligned with the Company's turnaround strategy, which involved a focus on longer-term, sustainable improvements that directly drive stockholder value. Specifically, awards under the 2019-2021 LTIP were in the form of performance share units ("**PSUs**") with performance goals for three-year compound annual total shareholder return over a performance period from November 6, 2018 to November 6, 2021. The Compensation Committee elected to establish a rigorous threshold and target three-year compound annual total shareholder return goal of 15%, which significantly exceeded the historical median three-year compound annual total shareholder return for the Company's fiscal year 2019 peer group, the S&P Food & Beverage Select Industry Index and the Russell 3000 Index. There were no payouts for performance below the target performance goal, and payouts could be at 150%, 200%, 250% or 300% of target for three-year compound annual total shareholder return of at least 20%, 25%, 30% or 35%, respectively. The Company's three-year compound annual total shareholder return during the performance period was 16.7%, achieving the target performance goal, and the PSUs under the 2019-2021 LTIP were earned at the target level in November 2021.

2022-2024 LTIP

Background

With the Company's announcement of a transition to its Hain 3.0 strategy at the beginning of fiscal year 2022, the Compensation Committee determined that the front-loaded LTIP structure that was in place for Hain 2.0 was no longer appropriate under the present circumstances and that the appropriate LTIP structure for fiscal year 2022 would be a return to granting one year's worth of long-term incentive value with a three-year performance period. The Compensation Committee also noted that, with the vesting of the front-loaded 2019-2021 LTIP in November 2021, the NEOs and other key employees had no outstanding long-term incentive awards. Accordingly, the Compensation Committee sought to use a mix of equity award types under the 2022-2024 LTIP that would provide an appropriate balance among the Company's objectives of stockholder alignment, pay-for-performance and retention of executives.

In order to achieve this balance, the Compensation Committee determined to use a mix of time-vested restricted share units ("**RSUs**") and PSUs. The use of RSUs would ensure that the 2022-2024 LTIP would provide some retention value to the NEOs and other key employees, as well as support the Company's stockholder alignment objectives. To ensure appropriate performance incentives, the Compensation Committee decided to grant two types of PSUs with a three-year performance period from November 18, 2021 to November 17, 2024 (the "**PSU Performance Period**"), using both relative total shareholder return and absolute total shareholder return as metrics.

It was determined that the President and Chief Executive Officer would receive 40% of his 2022-2024 LTIP value in RSUs and 60% of the value in PSUs. The other NEOs would receive 50% of their 2022-2024 LTIP value in RSUs and 50% of the value in PSUs. Of the value received in PSUs, 67% would be in PSUs based on relative total shareholder return and 33% would be in PSUs based on absolute total shareholder return.

All NEOs other than Mr. Bellairs received awards under the 2022-2024 LTIP on November 18, 2021. Mr. Bellairs joined the Company in January 2022 and received prorated awards under the 2022-2024 LTIP on January 18, 2022.

Accordingly, the three types of awards granted under the 2022-2024 LTIP were:

1) Time-vested RSUs (the "**LTIP RSUs**");

2) PSUs based on the Company's relative total shareholder return versus the S&P Food & Beverage Select Industry Index over the PSU Performance Period (the "**Relative TSR PSUs**"); and

3) PSUs based on the Company's absolute compound total shareholder return over the PSU Performance Period (the "**Absolute TSR PSUs**").



Terms of 2022-2024 LTIP Awards

The LTIP RSUs vest 33-1/3% per year over three years, with vesting dates of November 18, 2022, 2023 and 2024. The LTIP RSUs provide for accelerated vesting upon death, disability or a termination without cause that occurs within 12 months following a change in control.

Payouts under the Relative TSR PSUs and the Absolute TSR PSUs can range from 0% to 200% of the target number of PSUs based on Company performance over the PSU Performance Period, with attainment of the threshold goal resulting in a payout of 50% of the target number of PSUs. In establishing the performance goals, the Compensation Committee analyzed and considered historical market return levels in order to support pay-for-performance objectives.

The performance goals and potential payouts for the Relative TSR PSUs and the Absolute TSR PSUs are shown in the following table. Straight-line interpolation applies between performance levels and payouts.

Performance Level	Relative TSR PSUs: Percentile Rank of the Company's Total Shareholder Return Versus the S&P Food & Beverage Select Industry Index Over the PSU Performance Period	Absolute TSR PSUs: Compound Annual Total Shareholder Return Over the PSU Performance Period	PSUs Earned Based on Company Performance (% of Target Number of PSUs)
Below Threshold	Below 30th Percentile	Below 7.00%	0% of Target
Threshold	30th Percentile	7.00%	50% of Target
Target	51st Percentile	11.00%	100% of Target
Maximum	75th Percentile or Greater	15.00% or Greater	200% of Target

For the Relative TSR PSUs, Total Shareholder Return means a company's total shareholder return during the PSU Performance Period, which is calculated as (i) the company's average closing share price over the final 20 trading days of the PSU Performance Period minus the company's closing share price on the day prior to the start of the PSU Performance Period, plus reinvested dividends, divided by (ii) the company's closing share price on the day prior to the start of the PSU Performance Period.

For the Absolute TSR PSUs, Compound Annual Total Shareholder Return means the compound annual growth rate over the PSU Performance Period, expressed as a percentage, from the closing price of the Company's common stock on the day prior to the start of the PSU Performance Period ($40.78) to the average closing share price per share of the Company's common stock over the final 20 trading days of the PSU Performance Period, plus reinvested dividends over the PSU Performance Period.

Vesting of the Relative TSR PSUs and the Absolute TSR PSUs may be accelerated upon certain qualifying terminations of employment, including certain terminations following a change in control, subject to the attainment of the performance goals measured through the date of the applicable acceleration event or earlier change in control. See "Potential Payments upon Termination or Change in Control" beginning on page 43.

Mr. Bellairs joined the Company in January 2022, two months into the PSU Performance Period, and received prorated awards under the 2022-2024 LTIP. The closing stock price on the grant date of Mr. Bellairs' Relative TSR PSUs and Absolute TSR PSUs (January 18, 2022) was $36.77, which was 9.8% below the $40.78 starting Company stock price for purposes of calculating TSR for the Relative TSR PSUs and Absolute TSR PSUs. As such, the Compensation Committee determined that it would be appropriate for Mr. Bellairs' Relative TSR PSUs and Absolute TSR PSUs to have the same terms as the awards granted to the other NEOs.

Award Amounts

The following table shows the details of the number of LTIP RSUs, Relative TSR PSUs and Absolute TSR PSUs received by the NEOs during fiscal year 2022 as part of the 2022-2024 LTIP, as well as the annual long-term incentive value and allocation among award types used to determine the number of awards received by each NEO.

Name	Annual Long-Term Incentive Value ($)	% Breakdown RSUs / PSUs (%)	LTIP RSUs (#)	Relative TSR PSUs at Target Payout (#)	Absolute TSR PSUs at Target Payout (#)
Mark L. Schiller	5,000,000	40 / 60	49,044	49,289	24,277
Christopher J. Bellairs[1]	500,000	50 / 50	6,800	4,533	2,267
Wolfgang Goldenitsch	600,000	50 / 50	7,357	4,929	2,428
David J. Karch	900,000	50 / 50	11,035	7,393	3,642
Kristy M. Meringolo	500,000	50 / 50	6,131	4,108	2,023
Javier H. Idrovo[2]	1,000,000	50 / 50	12,261	8,215	4,046
Christopher J. Boever[2]	1,000,000	50 / 50	12,261	8,215	4,046

1   Mr. Bellairs joined the Company in January 2022, and his annual long-term incentive value of $1,000,000 under the 2022-2024 LTIP was prorated to $500,000.
2   Messrs. Idrovo and Boever left the Company in February 2022 and May 2022, respectively. As such, their awards under the 2022-2024 LTIP were forfeited in connection with their departures from the Company.

Special Recognition RSUs

Background

The beginning of fiscal year 2022 was a critical time for the Company, as the Company transitioned from its Hain 2.0 strategy to its Hain 3.0 strategy. Mr. Schiller and the Compensation Committee noted that, with the vesting of the front-loaded 2019-2021 LTIP in November 2021, the NEOs and other key employees had no outstanding equity awards that would provide retention value. Additionally, with the Company transitioning to its Hain 3.0 strategy, which also coincided with the increase in volatility of the workforce market, Mr. Schiller and the Compensation Committee determined that it was crucial to recognize the efforts of certain of the NEOs and other key employees, to provide appropriate incentives for those individuals to remain with the Company during the critical transition. Mr. Schiller and the Compensation Committee concluded that it would be appropriate and in the best interest of the Company to grant special recognition RSUs with 100% cliff vesting on December 31, 2023 (the "**Special Recognition RSUs**") in order to address the specific transition from the front-loaded 2019-2021 LTIP awards as well as for retention purposes in light of the new Hain 3.0 strategy and the volatile workforce market.

Terms of the Special Recognition RSUs

The Special Recognition RSUs provide for 100% cliff vesting on December 31, 2023, subject to the recipient's continued employment with the Company through the vesting date. The Special Recognition RSUs provide for accelerated vesting upon death, disability or a termination without cause that occurs within 12 months following a change in control, and provide for accelerated vesting on a prorated basis upon a termination without cause other than within 12 months following a change in control.

Award Amounts

In determining the number of Special Recognition RSUs to award to each NEO, the Compensation Committee analyzed each individual's situation to determine an appropriate award amount. Specifically, the Compensation Committee reviewed each individual's role, performance, and criticality to execution against the Hain 3.0 strategy. In addition, the Compensation Committee reviewed each individual's current compensation opportunities and market data for their roles, to ensure the total compensation package was fully competitive (inclusive of the Special Recognition RSUs) and effective in retaining the executives and creating appropriate stockholder alignment.



The following table shows the number of Special Recognition RSUs approved by the Compensation Committee and received by the NEOs and the value used to determine the number of Special Recognition RSUs.

Name	Value of Special Recognition RSUs ($)	Number of Special Recognition RSUs (#)
Wolfgang Goldenitsch	1,000,000	24,522
David J. Karch	2,125,000	52,109
Kristy M. Meringolo	1,000,000	24,522
Christopher J. Boever*	3,000,000	73,566

* Mr. Boever's Special Recognition RSUs were forfeited in connection with his departure from the Company in May 2022.

Other Compensation Elements

Benefits

Our U.S.-based NEOs are eligible for the same level and offering of benefits that we make available to other employees, including our 401(k) plan, health care, dental and vision plans, life insurance plans and other employee benefit programs. We do not have any defined benefit pension plans or executive supplemental retirement programs in the United States.

Mr. Goldenitsch is employed by an Austrian subsidiary of the Company and receives benefits that are customary for a senior executive in Austria. These include Company-paid pension insurance and accident insurance, a Company-provided car and Company-paid internet service at home. Mr. Goldenitsch's pension insurance arrangement, which amounted to €45,583 (or $51,391) in Company payments in fiscal year 2022 for his benefit, is a defined contribution retirement benefit that has been in place since before Mr. Goldenitsch became an executive officer of the Company in December 2021 and before the Company's 2015 acquisition of the Mona Group through which Mr. Goldenitsch joined the Company.

Severance and Change-in-Control Arrangements

The Compensation Committee believes that severance and change-in-control benefits are important for attracting and retaining executive talent, helping to ensure that NEOs can remain focused during periods of uncertainty and neutralizing the potential conflict of our key executives when faced with a potential change in control. Our form of change-in-control agreement for all NEOs includes market-typical provisions. For a complete description of the severance and change-in-control benefits we have agreed to provide to the NEOs, see "Potential Payments upon Termination or Change in Control" beginning on page 43.

Other Compensation Policies and Considerations

Executive Stock Ownership Guidelines

The Compensation Committee believes that requiring NEOs and other key employees to hold significant amounts of our common stock strengthens their alignment with the interests of our stockholders and promotes achievement of long-term business objectives. To this end, the Compensation Committee has adopted stock ownership guidelines that require key members of the Company's management team to own minimum amounts of the Company's common stock. The guidelines for senior management are set forth below:

Officer Level	Ownership Target
Chief Executive Officer	6 times annual base salary
Executive Officers and Other Executive Vice Presidents	3 times annual base salary

Members of management subject to the guidelines have until five years after appointment to achieve the ownership target. The dollar value of shares which must be acquired and held equals a multiple of the individual executive's base salary. Ownership requirements automatically update whenever a change in base salary occurs. In addition to shares of common stock held outright, time-vested RSUs count toward the ownership target. Failure by an employee subject to these guidelines to meet or to show sustained progress toward meeting the ownership target may result in a payout of annual cash incentive awards in stock.

Compensation Recoupment Policy

We have adopted a compensation recoupment policy, also known as a "clawback" policy, in connection with cash and equity incentive compensation for executive officers. The policy provides that, if the Company is required to restate its financial statements filed with the SEC, the Compensation Committee may require reimbursement or forfeiture of cash and equity incentive compensation paid or granted to executive officers to the extent their compensation would have been lower under the restated results, regardless of whether the executive officer was involved in or had knowledge of any misconduct or other facts leading to the restatement.

Policy Against Hedging, Pledging and Other Transactions

Our Insider Trading Policy prohibits our directors, executive officers and other employees from entering into derivative contracts or hedging transactions with respect to Company shares, including buying or selling put or call options. The Insider Trading Policy also prohibits our directors, executive officers and other employees from purchasing Company shares on margin, borrowing against the value of Company shares or pledging Company shares as collateral for a loan, or engaging in short sales of Company shares.

Tax and Accounting Considerations

The Compensation Committee considers the tax impact of various aspects of the compensation program for our NEOs. However, the Compensation Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of the Company and its stockholders, including awarding compensation that may not be deductible for tax purposes.

The Compensation Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program for our NEOs. The Compensation Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of the Company and its stockholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the information in the Compensation Discussion and Analysis included in the Company's proxy statement with the management of the Company. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that such Compensation Discussion and Analysis be included in the Company's proxy statement and be incorporated by reference into the Company's Annual Report on Form 10-K for the year ended June 30, 2022.

The Compensation Committee

Glenn W. Welling, Chair
Celeste A. Clark
Michael B. Sims

The foregoing Report is not soliciting material, is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid by us to our NEOs for services rendered during the last three fiscal years.

Name and Principal Position	Fiscal Year[1]	Salary[2] ($)	Bonus ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Mark L. Schiller President and Chief Executive Officer	2022	1,041,667	—	6,024,187	249,375	10,992	7,326,221
	2021	1,000,000	—	—	1,875,000	11,066	2,886,066
	2020	996,154	—	—	1,656,250	8,353	2,660,757
Christopher J. Bellairs* Executive Vice President and Chief Financial Officer	2022	230,577	203,363 [6]	616,073	—	393	1,050,406
Wolfgang Goldenitsch† Chief Executive Officer, International	2022	479,545	—	1,734,831	—	64,216	2,278,592
David J. Karch Executive Vice President and Chief Operating Officer	2022	525,000	—	3,245,579	67,830	10,980	3,849,389
Kristy M. Meringolo Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	2022	445,000	—	1,617,289	87,210	8,358	2,157,857
	2021	420,829	—	—	549,888	8,459	979,176
	2020	406,381	75,000	—	505,431	6,553	993,365
Javier H. Idrovo‡ Former Executive Vice President and Chief Financial Officer	2022	349,039	—	1,175,607	—	31,808	1,556,454
	2021	550,000	—	—	525,938	11,253	1,087,191
	2020	306,731	500,000	2,810,788	270,683	426	3,888,628
Christopher J. Boever‡ Former Executive Vice President and Chief Commercial Officer	2022	471,069	—	4,263,908	—	156,543	4,891,520
	2021	532,513	—	—	712,901	11,043	1,256,457
	2020	532,224	—	350,250	779,642	8,353	1,670,469

* Mr. Bellairs joined the Company in January 2022.

† Mr. Goldenitsch is employed by an Austrian subsidiary of the Company. The amounts shown in the Salary and All Other Compensation columns for Mr. Goldenitsch have been converted from euros to U.S. dollars using the average daily closing euro to U.S. dollar exchange rate during our fiscal year 2022, as reported by *The Wall Street Journal*. The average daily closing rate during fiscal year 2022 was 1 euro equals 1.1274 U.S. dollars.

‡ Messrs. Idrovo and Boever left the Company in February 2022 and May 2022, respectively.

1 The Company's fiscal year is July 1 to June 30, and we refer to fiscal years by the year in which they end. Fiscal year 2022 began July 1, 2021 and ended June 30, 2022.

2 The amounts shown in the Salary column may not precisely match an NEO's base salary rate that was in effect for a fiscal year due to payroll timing.

3 The amounts shown in the Stock Awards column represent the aggregate grant date fair value of the stock awards granted during the applicable fiscal year, calculated in accordance with ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 2 (under the heading "Stock-Based Compensation") and Note 13 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

Assuming the highest level of performance will be achieved under PSUs granted in fiscal year 2022, the aggregate value of the stock awards granted to the NEOs in fiscal year 2022 would be as follows, based on the maximum number of shares that could be earned under the PSUs and the closing market price of the Company's common stock on the date of grant:

Name	Aggregate Value of Stock Awards Granted in Fiscal Year 2022 Assuming Highest Level of Performance Under PSUs ($)
Mark L. Schiller	8,235,468
Christopher J. Bellairs	750,108
Wolfgang Goldenitsch	1,955,974
David J. Karch	3,577,284
Kristy M. Meringolo	1,801,572
Javier H. Idrovo	1,544,150
Christopher J. Boever	4,632,451

The stock awards received by Messrs. Idrovo and Boever during fiscal year 2022 were forfeited in connection with their departures from the Company in February 2022 and May 2022, respectively.

4   The amounts shown in the Non-Equity Incentive Plan Compensation column for fiscal year 2022 represent payouts under the 2022 AIP. These awards are discussed in the CD&A and are shown in the Fiscal Year 2022 Grants of Plan-Based Awards table below.

5   The amounts shown in the All Other Compensation column for fiscal year 2022 consist of the following items for each NEO:

Name	401(k) Plan Match[a] ($)	Life and Other Insurance Premiums[b] ($)	Pension Insurance ($)	Accident Insurance ($)	Company-Provided Car[c] ($)	Home Internet ($)	Unused Vacation, Separation Payments and Benefits ($)
Mark L. Schiller	10,063	929	—	—	—	—	—
Christopher J. Bellairs	—	393	—	—	—	—	—
Wolfgang Goldenitsch[d]	—	—	51,391	1,048	11,364	413	—
David J. Karch	10,051	929	—	—	—	—	—
Kristy M. Meringolo	7,429	929	—	—	—	—	—
Javier H. Idrovo	10,040	614	—	—	—	—	21,154[e]
Christopher J. Boever	10,033	850	—	—	—	—	145,660[f]

a   The Company's 401(k) match is calculated based upon a calendar year, and the amounts provided for each of the NEOs for fiscal year 2022 represent a matching contribution by the Company for calendar year 2021.

b   Life and other insurance premiums represent amounts paid by the Company on behalf of the NEOs for life, accidental death and dismemberment and long-term disability insurance.

c   We calculated the cost to us for the Company-provided car based on the depreciation expense and the operating costs, such as fuel and maintenance.

d   Mr. Goldenitsch is employed by an Austrian subsidiary of the Company and receives benefits that are customary for an executive in Austria. The amounts shown in this table for Mr. Goldenitsch have been converted from euros to U.S. dollars using the average daily closing euro to U.S. dollar exchange rate during our fiscal year 2022, as reported by *The Wall Street Journal*. The average daily closing rate during fiscal year 2022 was 1 euro equals 1.1274 U.S. dollars.

e   Represents a payment for unused vacation in accordance with Company policy upon an employee's departure from the Company.

f   Mr. Boever received the following payments and benefits during fiscal year 2022 in connection with his departure from the Company: (a) cash severance payments of $113,671, (b) a payment of $30,722 for unused vacation in accordance with Company policy upon an employee's departure from the Company and (c) payment of COBRA premiums at a cost to the Company for fiscal year 2022 of $1,267. See "Potential Payments upon Termination or Change in Control" beginning on page 43 for a description of all payments to be made and benefits to be provided to Mr. Boever in connection with his departure from the Company.

6   The amount reported in the Bonus column for Mr. Bellairs represents a contractually agreed minimum payout received under the 2022 AIP, representing Mr. Bellairs' target bonus opportunity under the 2022 AIP, prorated based on his start date with the Company. This amount is reported in the Bonus column under SEC rules due to the contractually agreed nature of the payout, which was agreed in connection with Mr. Bellairs' hiring in January 2022.



Fiscal Year 2022 Grants of Plan-Based Awards

The following table provides information about the following awards granted in fiscal year 2022: (1) cash bonus opportunities granted under the 2022 AIP, (2) equity awards granted under the 2022-2024 LTIP and (3) the Special Recognition RSUs. These awards are also discussed in the CD&A.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[1] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mark L. Schiller	AIP[2]	—	164,063	1,312,500	2,625,000					
	RSU[3]	11/18/2021							49,044	2,058,867
	PSU[4]	11/18/2021				24,645	49,289	98,578		3,006,136
	PSU[5]	11/18/2021				12,139	24,277	48,554		959,184
Christopher J. Bellairs*	AIP[2]	—	203,363	203,363	406,725					
	RSU[3]	1/18/2022							6,800	250,036
	PSU[4]	1/18/2022				2,267	4,533	9,066		276,468
	PSU[5]	1/18/2022				1,134	2,267	4,534		89,569
Wolfgang Goldenitsch	AIP[2]	—	11,996	383,860	767,719					
	RSU[3]	11/18/2021							7,357	308,847
	PSU[4]	11/18/2021				2,465	4,929	9,858		300,620
	PSU[5]	11/18/2021				1,214	2,428	4,856		95,930
	RSU[6]	11/18/2021							24,522	1,029,434
David J. Karch	AIP[2]	—	55,781	446,250	892,500					
	RSU[3]	11/18/2021							11,035	463,249
	PSU[4]	11/18/2021				3,697	7,393	14,786		450,899
	PSU[5]	11/18/2021				1,821	3,642	7,284		143,895
	RSU[6]	11/18/2021							52,109	2,187,536
Kristy M. Meringolo	AIP[2]	—	47,813	382,502	765,003					
	RSU[3]	11/18/2021							6,131	257,379
	PSU[4]	11/18/2021				2,054	4,108	8,216		250,547
	PSU[5]	11/18/2021				1,012	2,023	4,046		79,929
	RSU[6]	11/18/2021							24,522	1,029,434
Javier H. Idrovo†	AIP[2]	—	58,438	467,500	935,000					
	RSU[3]	11/18/2021							12,261	514,717
	PSU[4]	11/18/2021				4,108	8,215	16,430		501,033
	PSU[5]	11/18/2021				2,023	4,046	8,092		159,857
Christopher J. Boever†	AIP[2]	—	56,580	452,636	905,272					
	RSU[3]	11/18/2021							12,261	514,717
	PSU[4]	11/18/2021				4,108	8,215	16,430		501,033
	PSU[5]	11/18/2021				2,023	4,046	8,092		159,857
	RSU[6]	11/18/2021							73,566	3,088,301

* Mr. Bellairs joined the Company in January 2022. His 2022 AIP opportunity and 2022-2024 LTIP awards were prorated based on his commencement date, with a contractually agreed minimum payout under the 2022 AIP equal to his target bonus opportunity.

† Messrs. Idrovo and Boever left the Company in February 2022 and May 2022, respectively, and neither individual received any payouts under the awards listed in this table, which were forfeited in connection with their departures from the Company. Mr. Boever's severance arrangements are described in "Potential Payments upon Termination or Change in Control" which begins on page 43.

1 The grant date fair value of stock awards was calculated in accordance with ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 2 (under the heading "Stock-Based Compensation") and Note 13 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

2 The amounts shown for AIP awards reflect the threshold, target and maximum cash bonuses that could be earned by each individual under the 2022 AIP. Threshold amounts shown in the table assume achievement of the threshold performance goal for only the lowest weighted metric. The actual amounts paid out under these awards are shown in the Summary Compensation Table for fiscal year 2022 and are also discussed in the CD&A.

3 LTIP RSUs awarded as part of the 2022-2024 LTIP, which are scheduled to vest in three (3) equal annual installments on November 18, 2022, 2023 and 2024.

4 Relative TSR PSUs awarded as part of the 2022-2024 LTIP, the terms of which are described in the CD&A.

5 Absolute TSR PSUs awarded as part of the 2022-2024 LTIP, the terms of which are described in the CD&A.

6 Special Recognition RSUs that are scheduled to vest on December 31, 2023.

Outstanding Equity Awards at Fiscal Year 2022 Year End

The following table lists all outstanding equity awards held by the NEOs at June 30, 2022.

Name	Grant Date	Stock Awards			
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mark L. Schiller	11/18/2021	49,044[2]	1,164,305		
	11/18/2021			24,645[3]	585,072
	11/18/2021			12,139[4]	288,180
Christopher J.Bellairs	1/18/2022	6,800[2]	161,432		
	1/18/2022			2,267[3]	53,819
	1/18/2022			1,134[4]	26,921
Wolfgang Goldenitsch	2/3/2020	517[5]	12,274		
	8/12/2020	765[6]	18,161		
	11/18/2021	7,357[2]	174,655		
	11/18/2021			2,465[3]	58,519
	11/18/2021			1,214[4]	28,820
	11/18/2021	24,522[7]	582,152		
David J. Karch	11/18/2021	11,035[2]	261,971		
	11/18/2021			3,697[3]	87,767
	11/18/2021			1,821[4]	43,231
	11/18/2021	52,109[7]	1,237,068		
Kristy M. Meringolo	11/18/2021	6,131[2]	145,550		
	11/18/2021			2,054[3]	48,762
	11/18/2021			1,012[4]	24,025
	11/18/2021	24,522[7]	582,152		
Javier H. Idrovo*	—				
Christopher J. Boever*	—				

* All outstanding equity awards held by Messrs. Idrovo and Boever at the time of their departures from the Company in February 2022 and May 2022, respectively, were forfeited.

1 The market value is based on the closing market price of the Company's common stock on June 30, 2022, which was $23.74 per share.

2 RSUs, awarded as part of the 2022-2024 LTIP, which are scheduled to vest in three (3) equal annual installments on November 18, 2022, 2023 and 2024.



3   Relative TSR PSUs awarded as part of the 2022-2024 LTIP, the terms of which, including vesting conditions, are described in the CD&A. In accordance with SEC rules, the amount listed represents the threshold number of shares that may be earned under the award, which is 50% of the target number of shares. Total shares earned under the Relative TSR PSUs will range from 0% to 200% of the target number of shares.

4   Absolute TSR PSUs awarded as part of the 2022-2024 LTIP, the terms of which, including vesting conditions, are described in the CD&A. In accordance with SEC rules, the amount listed represents the threshold number of shares that may be earned under the award, which is 50% of the target number of shares. Total shares earned under the Absolute TSR PSUs will range from 0% to 200% of the target number of shares.

5   RSUs that are scheduled to vest on February 3, 2023.

6   RSUs, of which 382 RSUs vested on August 12, 2022 and 383 RSUs that are scheduled to vest on August 12, 2023.

7   Special Recognition RSUs that are scheduled to vest on December 31, 2023.

Fiscal Year 2022 Option Exercises and Stock Vested

The following table shows the number of shares acquired by the NEOs upon the vesting of stock awards during fiscal year 2022, and the value realized. None of the NEOs hold stock options or exercised stock options during fiscal year 2022.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting* ($)**
Mark L. Schiller	376,185	17,251,844
Christopher J. Bellairs	—	—
Wolfgang Goldenitsch	49,144	2,221,365
David J. Karch	308,230	13,814,581
Kristy M. Meringolo	70,134	3,216,345
Javier H. Idrovo	166,028	7,436,649
Christopher J. Boever	148,240	6,798,286

* Represents the aggregate value realized with respect to all stock awards that vested during the fiscal year ended June 30, 2022. The value realized is based on the closing price of the Company's common stock on the vesting date and reflects the gross value realized prior to taxes and withholding.

Potential Payments upon Termination or Change in Control

We believe that severance and change-in-control benefits are important for attracting and retaining executive talent, helping to ensure that NEOs can remain focused during periods of uncertainty and neutralizing the potential conflict of our key executives when faced with a potential change in control. In this section, we describe (1) our severance and change-in-control arrangements with the NEOs who remain currently employed with the Company and (2) the severance payments and benefits received or to be received by the NEOs who departed the Company during fiscal year 2022.

For the NEOs who remain currently employed with the Company, the table below contains estimates of potential payments to the NEOs upon a hypothetical termination of employment or a change in control under current employment arrangements and equity award agreements, assuming the termination or change-in-control event occurred on June 30, 2022. Values of equity awards are included at $23.74 per share, the closing price of our common stock on June 30, 2022, and the consideration paid or exchanged in a change-in-control transaction is assumed to be $23.74 per share. We have provided a brief description of the applicable employment arrangements and equity award provisions following the table, including in the footnotes. Definitions for the terms "Disability," "Cause," "Good Reason" and "Change in Control" are also summarized below under "Definitions of Applicable Termination Events and Change in Control."

The Company does not have any agreements or arrangements that provide the NEOs with payments or benefits upon a voluntary separation (including retirement) or a termination by the Company for Cause, except for payments and benefits that have accrued through the date of separation or termination.

Name	Benefit Type	Death or Disability ($)	Termination Without Cause ($)	Termination for Good Reason ($)	Change in Control Without Termination ($)	Change in Control and Termination Without Cause ($)	Change in Control and Termination for Good Reason ($)
Mark L. Schiller	Cash Severance[1]	1,312,500	4,725,000	4,725,000	—	7,087,500	7,087,500
	PSU Vesting[2]	—	—	—	—	—	—
	RSU Vesting	1,164,305	—	—	—	1,164,305	—
	Total	**2,476,805**	**4,725,000**	**4,725,000**	**—**	**8,251,805**	**7,087,500**
Christopher J. Bellairs	Cash Severance[1]	—	753,363	—	—	2,035,000	2,035,000
	PSU Vesting[2]	—	—	—	—	—	—
	RSU Vesting	161,432	—	—	—	161,432	—
	Total	**161,432**	**753,363**	**—**	**—**	**2,196,432**	**2,035,000**
Wolfgang Goldenitsch	Cash Severance[1]	—	835,458	—	—	1,670,916	1,670,916
	PSU Vesting[2]	—	—	—	—	—	—
	RSU Vesting	787,242	168,696	—	—	787,242	—
	Total	**787,242**	**1,004,154**	**—**	**—**	**2,458,158**	**1,670,916**
David J. Karch	Cash Severance[1]	—	971,250	—	—	1,942,500	1,942,500
	PSU Vesting[2]	—	—	—	—	—	—
	RSU Vesting	1,499,039	358,478	—	—	1,499,039	—
	Total	**1,499,039**	**1,329,728**	**—**	**—**	**3,441,539**	**1,942,500**
Kristy M. Meringolo	Cash Severance[1]	—	832,504	—	—	1,665,007	1,665,007
	PSU Vesting[2]	—	—	—	—	—	—
	RSU Vesting	727,702	168,696	—	—	727,702	—
	Total	**727,702**	**1,001,200**	**—**	**—**	**2,392,709**	**1,665,007**

1   Cash severance is paid out over a period of time that depends on the amount of the severance obligation in relation to the individual's annual compensation. Severance of one times the sum of annual base salary and an annual bonus amount is payable over one year; severance of two times the sum of annual base salary and an annual bonus amount is payable over two years; and severance of three times the sum of annual base salary and an annual bonus amount is payable over three years. The cash amount payable to Mr. Schiller upon any termination by reason of death or Disability represents his target annual bonus for the fiscal year of termination, prorated based on the number of days worked in the fiscal year, which would be payable in a lump sum. The cash severance amounts for Mr. Goldenitsch have been converted from euros to U.S. dollars using the closing euro to U.S. dollar exchange rate on June 30, 2022, as reported by *The Wall Street Journal*, which was 1 euro equals 1.0485 U.S. dollars.

2   No PSUs held by the NEOs would have vested upon any termination or change-in-control event that occurred on June 30, 2022. To the extent the applicable event could have triggered acceleration of vesting, the threshold goals had not been attained as of that date.

Mark L. Schiller Employment Agreement — Termination and Change-in-Control Provisions

We entered into an employment agreement with Mr. Schiller, dated October 26, 2018, that provides for the following payments and benefits upon certain terminations of employment.

Termination by Reason of Death or Disability

If Mr. Schiller's employment is terminated by reason of death or Disability, Mr. Schiller will receive an amount equal to his target annual bonus for the fiscal year of termination, prorated based on the number of days worked in the fiscal year, subject to the execution of a release as described below.



Termination Without Cause or for Good Reason

If Mr. Schiller's employment is terminated by the Company without Cause or by Mr. Schiller for Good Reason, Mr. Schiller will receive severance in an amount equal to two times the sum of his base salary and target annual bonus, payable over two years, subject to the execution of a release as described below.

Termination Without Cause or for Good Reason in Connection with a Change in Control

If a Change in Control occurs and, during the period commencing six months before and ending 12 months after the Change in Control, Mr. Schiller's employment is terminated by the Company without Cause or by Mr. Schiller for Good Reason, Mr. Schiller will receive severance in an amount equal to three times the sum of his base salary and target annual bonus, payable over three years, subject to the execution of a release as described below.

Severance Subject to Release

Mr. Schiller's entitlement to the severance described above is subject to (1) Mr. Schiller's execution of a release in a form provided by the Company releasing the Company from claims with respect to the individual's employment or termination, (2) Mr. Schiller's compliance with the release, including any return of property, non-disparagement, and confidentiality provisions, and (3) Mr. Schiller's continued compliance with his obligations under the employment agreement with respect to confidentiality, non-competition, non-solicitation, assignment of intellectual property and non-disparagement.

Termination and Change-in-Control Arrangements with Other Current NEOs

Each of Messrs. Bellairs, Goldenitsch and Karch and Ms. Meringolo has an agreement or understanding providing them with the right to receive severance if the Company terminates his or her employment without Cause, in an amount equal to one times his or her base salary in effect at the time of termination and one times his or her target annual bonus for the year in which the termination occurs, payable over 12 months following termination. Entitlement to the severance is subject to the execution of a separation agreement and release of claims in a form satisfactory to the Company, including an acknowledgement of the continued effectiveness of post-employment restrictive covenants and other obligations to the Company.

The Company has also entered into Change in Control Agreements with each of Messrs. Bellairs, Goldenitsch and Karch and Ms. Meringolo. Under the agreements, each individual will be entitled to severance if his or her employment is terminated without Cause or for Good Reason within 12 months following a Change in Control. The amount of severance will be two times the sum of his or her base salary and target annual bonus, payable over two years following termination. Entitlement to the severance is subject to (1) the execution of a release in a form provided by the Company releasing the Company from claims with respect to the individual's employment or termination, (2) the individual's compliance with the release, including any return of property, non-disparagement and confidentiality provisions, and (3) the individual's continued compliance with his or her obligations under any continuing provisions in any agreement with the Company relating to confidentiality, assignment of inventions, non-competition, non-solicitation, non-interference or non-disparagement.

Relative TSR PSUs and Absolute TSR PSUs

Each current NEO holds Relative TSR PSUs and Absolute TSR PSUs that may be subject to accelerated vesting if, during the three-year PSU Performance Period, any such NEO's employment (1) terminates by reason of death or Disability or (2) is terminated by the Company without Cause or by the individual for Good Reason upon or after a Change in Control. In that event, a determination is made as to whether any performance goals under the PSUs were attained, measured through the date of the termination or any earlier Change in Control. If the threshold performance goal was not attained, then no PSUs will vest. If any performance goals were attained, (A) in the event of a termination by reason of death or Disability, the number of units that would have vested based on performance is determined, and that figure is prorated such that the number of units that will vest will be based on the number of days the NEO spent on the active payroll during the three-year PSU Performance Period, divided by the number of days in the full three-year PSU Performance Period, and (B) in the event of a termination by the Company without Cause or by the individual for Good Reason upon or after a Change in Control, 100% of the units earned based on performance will vest.

LTIP RSUs

Each current NEO holds LTIP RSUs that provide for accelerated vesting upon death or Disability as well as "double trigger" accelerated vesting upon a termination without Cause that occurs within 12 months following a Change in Control.

Special Recognition RSUs

Each of Messrs. Goldenitsch and Karch and Ms. Meringolo holds Special Recognition RSUs that, like the LTIP RSUs, provide for accelerated vesting upon death or Disability as well as "double trigger" accelerated vesting upon a termination without Cause that occurs within 12 months following a Change in Control. The Special Recognition RSUs further provide for accelerated vesting on a prorated basis upon a termination without Cause other than within 12 months following a Change in Control, with the proration based on the number of days the NEO spent on the active payroll on and following the grant date, divided by the number of days in the scheduled vesting period of November 18, 2021 to December 31, 2023.

Definitions of Applicable Termination Events and Change in Control

The terms "Disability," "Cause," "Good Reason" and "Change in Control" have the following meanings for purposes of the agreements and arrangements described above.

- **Disability** – Disability generally means an individual's inability to perform the material duties of his or her position for a period of 90 consecutive days (or 180 days in the aggregate during any 12-month period) because of physical or mental injury or illness or, if longer, the period of time required to qualify for long-term disability benefit under any long-term disability plan or policy maintained by the Company.

- **Cause** – For purposes of the employment agreements with Messrs. Schiller and Karch, the Change in Control Agreements referenced above and the PSU and RSU award agreements referenced above, Cause generally means (a) conviction of a felony, (b) failure to substantially perform reasonably assigned duties for 30 days after written notice, (c) theft or embezzlement of Company assets, (d) conduct materially harmful to the public reputation of the Company, (e) any act of dishonesty, fraud, or immoral or disreputable conduct, (f) willful misconduct in the performance of duties or (g) the material breach of any covenant or condition of the individual's employment agreement, offer letter or other agreement with the Company, or a breach of the individual's fiduciary duty to the Company or any subsidiary. For purposes of the severance arrangements with Messrs. Bellairs and Goldenitsch and Ms. Meringolo (other than following a Change in Control), Cause is determined by the Compensation Committee in good faith.

- **Good Reason** – For purposes of Mr. Schiller's employment agreement, the Change in Control Agreements referenced above and the PSU award agreements referenced above, Good Reason generally means (a) the assignment of duties or responsibilities materially inconsistent with the individual's position, or a material diminution in the individual's position, duties, authority or responsibilities, (b) a material reduction in base salary, (c) relocation of the Company's principal executive offices to a location more than 50 miles from its current location and/or (d) any failure by the Company to comply with any of the material provisions of the individual's employment agreement or offer letter with the Company.

- **Change in Control** – For purposes of Mr. Schiller's employment agreement, the Change in Control Agreements referenced above and the PSU and RSU award agreements referenced above, Change in Control generally means (a) the acquisition by any person of beneficial ownership of 50% or more of the voting power of the outstanding securities of the Company, subject to certain exceptions, (b) during any period of one year, individuals who, as of the date of the applicable agreement, constitute the Company's Board cease to constitute at least a majority of the Board (provided that new directors approved by a vote of at least two-thirds of the original members are generally permitted and deemed to have been serving as of the date of the applicable agreement), (c) consummation of a reorganization, merger or consolidation, a sale or other disposition of all or substantially all of the assets of the Company, subject to certain exceptions for transactions that are deemed not to result in a true change in control or (d) the stockholders of the Company approve the sale or disposition by the Company (other than to a subsidiary of the Company) of all or substantially all of the assets of the Company.



Departed NEOs

Javier H. Idrovo, our former Executive Vice President and Chief Financial Officer, voluntarily departed the Company in February 2022. Mr. Idrovo did not receive any severance in connection with his departure, and all of his outstanding equity awards were forfeited.

Christopher J. Boever, our former Executive Vice President and Chief Commercial Officer, departed the Company in May 2022 in connection with the elimination of his position as part of a restructuring of the leadership of the Company's Commercial organization. Mr. Boever's offer letter with the Company entitled him to severance in the event his employment was terminated by the Company without cause. Accordingly, in connection with his departure, the Company and Mr. Boever entered into a separation agreement pursuant to which (1) in accordance with his offer letter, Mr. Boever is eligible to receive cash severance of $985,149, which is equal to one times his base salary and one times his target annual bonus in effect at the time of his departure, paid in bi-weekly installments during the 12 months following his departure; and (2) the Company agreed to pay the cost of Mr. Boever's COBRA premiums for a period of 12 months, at an estimated total cost of $15,234. All of Mr. Boever's outstanding equity awards were forfeited.

CEO Pay Ratio

As required by SEC rules, we are providing the following information about the relationship between the annual total compensation of our CEO and the annual total compensation of our median employee (our "**CEO pay ratio**"). Our CEO pay ratio information is a reasonable good faith estimate calculated in a manner consistent with SEC rules.

Selection of Median Employee

With respect to fiscal year 2020, we selected June 30, 2020 as the determination date for identifying our median employee. As of that date, our employee population consisted of approximately 4,350 individuals working at our parent company and consolidated subsidiaries, which included all employees whether employed on a full-time, part-time, temporary or seasonal basis. We determined the median employee by using a consistently applied compensation measure of total annual taxable compensation paid to our global employee population other than our CEO. For this purpose, we defined "total taxable compensation" as gross compensation for the period from July 1, 2019 to June 30, 2020, which given the geographical distribution of our employee population included a variety of pay elements based on local tax regulations. Consistent with our compensation philosophy, all global employees are compensated based upon their local market as reviewed on an annual basis, and we believe that "total annual taxable compensation" provides a reasonable estimate of annual compensation for our employees. The total annual taxable compensation was converted to U.S. dollars using exchange rates as of June 30, 2020. Although permitted under SEC rules, we did not annualize compensation of employees who were not employed with us for the full fiscal year, and therefore the total annual taxable compensation of many employees was lower than it would have been had the compensation been annualized. In determining our median compensated employee, we did not use any of the exemptions permitted under SEC rules nor did we rely upon any material assumptions, adjustments or estimates. Using this methodology, we determined that the median employee as of June 30, 2020 was a non-exempt full-time employee located in the United States with annual total compensation of $44,288 for fiscal year 2020.

The original median employee left the Company during fiscal year 2021. As permitted by SEC rules, the median employee used for fiscal year 2021 and this year is an employee whose compensation was substantially similar to the compensation of the original median employee identified in fiscal year 2020, based on the methodology used to select the original median employee.

Fiscal Year 2022 CEO Pay Ratio Determination

In determining our CEO pay ratio for the fiscal year ended June 30, 2022, we concluded there were no changes to our employee population or employee compensation arrangements that would significantly change our CEO pay ratio disclosure.

Our median employee is a non-exempt full-time employee located in the United States with annual total compensation of $53,987 for fiscal year 2022.

Our CEO's annual total compensation for fiscal year 2022 was $7,326,221.

Based on this information, the ratio of CEO annual total compensation to the median employee compensation for fiscal year 2022 was estimated to be 136 to 1.





Advisory Vote Regarding the Compensation of the Company's Named Executive Officers

Background

Section 14A of Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires us to provide our stockholders with a non-binding advisory "Say on Pay" vote to approve the compensation of our NEOs. We currently provide our stockholders with a non-binding advisory Say on Pay vote every year. Stockholders have an opportunity to cast an advisory vote on the frequency of Say on Pay votes at least every six years. The next advisory vote on the frequency of the Say on Pay vote is expected to occur at our annual meeting of stockholders in 2023.

We are asking our stockholders to approve, on an advisory basis, the compensation paid to our NEOs, as described in the "Executive Compensation – Compensation Discussion and Analysis" section (the "**CD&A**") of this proxy statement. Although the advisory vote is not binding upon the Company, the Company's Compensation Committee, which is responsible for designing and administering our executive compensation program, values our stockholders' opinions and will continue to consider the outcome of the vote in its ongoing evaluation of our executive compensation program.

Our executive compensation philosophy and practice reflects our unwavering commitment to paying for performance – both short- and long-term. We believe that our multi-faceted executive compensation plans, with their integrated focus on both individual and corporate goals and objectives, as well as short- and long-term metrics, provide an effective framework by which progress against our strategic goals may be appropriately measured and rewarded.

Conclusion

We urge stockholders to read the CD&A beginning on page 27 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 39 through 48, which provide detailed information on the compensation of our NEOs. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals.

For the reasons stated above, the Board of Directors recommends that our stockholders vote in favor of the following Say on Pay proposal:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion, is hereby approved.

Because your vote is advisory, it is not binding on the Company or the Board. However, the Compensation Committee values the opinions that our stockholders express in their votes. The Compensation Committee will review the results of the annual stockholder votes on the Say on Pay proposal and consider whether to recommend any changes or modifications to the Company's executive compensation policies and practices as a result of such votes.



The Board of Directors unanimously recommends that you vote "FOR" the proposal to approve, on an advisory basis, the compensation of our named executive officers for the fiscal year ended June 30, 2022.





Proposal 3

Ratification of Appointment of Registered Independent Accountants

It is the practice of the Board of Directors to designate an accounting firm to serve as our registered independent accountants. The Audit Committee has recommended that Ernst & Young LLP be selected to audit our financial statements for the fiscal year ending June 30, 2023, and the Board of Directors has approved the selection of Ernst & Young LLP. Ernst & Young LLP has audited our financial statements since 1994.

The Audit Committee reviews and approves the audit and non-audit services to be provided by our registered independent accountants during the year, considers the effect that performing non-audit services might have on audit independence and approves management's engagement of our registered independent accountants to perform those services.

If stockholders fail to ratify the selection, the Audit Committee may, but is not required to, reconsider whether to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different registered independent accountant at any time during the year if it is determined that such a change would be in the best interest of the Company and its stockholders.

Ernst & Young LLP expects to have a representative at our Annual Meeting who will have the opportunity to make a statement and will be available to respond to questions, as appropriate.

 **The Board of Directors unanimously recommends that you vote "FOR" the proposal to ratify the appointment of Ernst & Young LLP as our registered independent accountants for our fiscal year ending June 30, 2023.**

Ernst & Young LLP's Fees

The following table sets forth the fees accrued or paid to the Company's independent registered public accounting firm, Ernst & Young LLP, during the fiscal years ended June 30, 2022 and June 30, 2021.

	2022 ($)	2021 ($)
Audit Fees[1]	3,941,000	3,600,000
Audit Related Fees[2]	495,000	715,000
Tax Fees[3]	277,000	321,000
All Other Fees[4]	1,924	10,000
Total Fees	**4,714,924**	**4,646,000**

1   Audit Fees reflect fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements and review of our quarterly financial statements, and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

2   Audit Related Fees reflect fees for due diligence on strategic initiatives, including mergers & acquisitions, as well as other assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.

3   Tax Fees reflect fees for professional services rendered by Ernst & Young LLP for tax advice, tax compliance and tax planning.

4   All Other Fees for fiscal years 2022 and 2021 reflect fees for annual subscriptions or licensing of online content or tools.

The Audit Committee has considered whether the provision of the services described above in this section is compatible with maintaining Ernst & Young LLP's independence and has determined that it is.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our registered independent accountants. Pre-approval is provided for up to one year, is detailed as to the particular service or category of services and is subject to a specific budget. The Audit Committee may also pre-approve particular services on a case-by-case basis. In assessing requests for services by the registered independent accountants, the Audit Committee considers whether such services are consistent with the registered independent accountants' independence, whether the registered independent accountants are likely to provide the most effective and efficient service based on their familiarity with us, and whether the service could enhance our ability to manage or control risk or improve audit quality. The Audit Committee has delegated limited pre-approval authority to its Chair, who must report any decisions to the Audit Committee at its next scheduled meeting.

In fiscal years 2022 and 2021, all of the Audit Fees, Audit Related Fees, Tax Fees and All Other Fees were pre-approved by the Audit Committee or its Chair.



Report of the Audit Committee

The primary purpose of the Audit Committee is to assist the Board of Directors in overseeing the integrity of the Company's financial statements, the qualifications, independence and performance of the Company's independent registered public accounting firm, the Company's internal audit function and the performance of the Company's internal controls and procedures. In addition, the Audit Committee reviews all material related party transactions, if any, for potential conflicts of interest, and all such transactions must be approved by the Audit Committee.

In addition to fulfilling its responsibilities as set forth in its charter and further described above in "Board of Directors and Corporate Governance – Committees of the Board – The Audit Committee," the Audit Committee has reviewed the Company's audited financial statements for fiscal year 2022. Discussions about the Company's audited financial statements included the judgments of its independent registered public accounting firm about the quality, not just the acceptability, of the Company's accounting principles and underlying estimates used in its financial statements, as well as other matters, as required by the applicable auditing standards adopted by the Public Company Accounting Oversight Board and by our Audit Committee Charter. In conjunction with the specific activities performed by the Audit Committee in its oversight role, it issued the following report:

1. The Audit Committee has reviewed and discussed the audited financial statements as of and for the year ended June 30, 2022 with the Company's management and the independent registered public accounting firm.

2. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

3. The Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with the independent registered public accounting firm their independence from the Company.

Based on the reviews and discussions referred to in paragraphs 1 through 3 above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 for filing with the SEC.

The Audit Committee

Michael B. Sims, Chair
Richard A. Beck
Shervin J. Korangy
Carlyn R. Taylor

The foregoing Report is not soliciting material, is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



Proposal 4

Approval of The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan

General

We are asking our stockholders to approve a proposal to adopt a new stock incentive plan to be named The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan (the "**2022 Plan**"). The 2022 Plan, if approved, will permit the Company to continue making equity-based and other incentive awards in a manner intended to properly incentivize its employees, directors, consultants and other service providers by aligning their interests with the interests of the Company's stockholders. The 2022 Plan will supersede and replace The Hain Celestial Group, Inc. Amended and Restated 2002 Long Term Incentive and Stock Award Plan (the "**Existing Plan**") and the Company's 2019 Equity Inducement Award Program (the "**2019 Inducement Program**"). As of September 30, 2022, approximately 3,872,956 shares of common stock (the Company's shares of common stock are referred to as the "**Shares**") remained available for future grants of awards under the Existing Plan (with each Share underlying a "full-value" award counting as 2.07 Shares against such number of Shares available for future grants of awards under the Existing Plan) and approximately 2,634,769 Shares remained available for future grants of awards under the 2019 Inducement Program. Assuming the proposed 2022 Plan is approved by stockholders, no further awards will be granted under the Existing Plan or the 2019 Inducement Program, and awards outstanding under the Existing Plan and the 2019 Inducement Program as of the date of such approval will remain outstanding until vested, settled, forfeited or otherwise canceled, as applicable. The proposed 2022 Plan will have an initial reserve of up to 9,200,000 Shares for future grants (reduced by the number of Shares underlying any awards granted under the Existing Plan or the 2019 Inducement Program after September 30, 2022). Additionally, in the event that any outstanding awards under the Existing Plan or the 2019 Inducement Program are forfeited on or after September 30, 2022 without payment of consideration, the number of Shares underlying any such forfeited awards will be added to the Share reserve under the 2022 Plan. The 2022 Plan is substantially similar to the Existing Plan, with certain technical updates and clarifications, including the following:

- the establishment of a new initial Share reserve in the amount of 9,200,000 Shares, counting each Share underlying a full-value award as 2.00 Shares against the Share reserve (as compared to 2.07 Shares under the Existing Plan) and each Share underlying a stock option or stock appreciation right as 1.00 Share against the Share reserve;

- the addition of a $700,000 per fiscal year limitation on awards and other cash fees granted to any non-employee director;

- the removal of provisions related to the "performance-based compensation" exemption under Internal Revenue Code Section 162(m), which are no longer applicable in light of tax law changes; and

- the insertion of provisions addressing treatment of awards following a change in control.



No awards or contingent awards have been or will be granted under the 2022 Plan prior to obtaining stockholder approval for the 2022 Plan.

The 2022 Plan is designed to attract, retain and motivate qualified employees, directors, consultants and other service providers in order to achieve our long-term growth and profitability objectives, provide competitive levels of remuneration, recognize individual initiatives and achievements, link compensation to corporate performance and align the interests of our service providers with the interests of our stockholders. The grants under the 2022 Plan are designed to promote the convergence of long-term interests between our key employees and other service providers and our stockholders.

Our Board believes that approval of the 2022 Plan is necessary to allow us to continue to utilize equity-based compensation awards to retain and attract the services of qualified key individuals essential to our growth and success. Our employees are our most valuable asset and such awards are crucial to our ability to motivate individuals in our service to achieve our goals. Additionally, the 2022 Plan enables participants to share in our future success. In furtherance of these objectives, the Board has approved the 2022 Plan, subject to approval by the stockholders at the Annual Meeting.

If this proposal is approved by our stockholders at the Annual Meeting, it will become immediately effective as of the date of the Annual Meeting and the Board intends to cause the Shares that will become available for issuance under the 2022 Plan to be registered on a Form S-8 Registration Statement, to be filed with the SEC at the Company's expense as soon as reasonably practicable after stockholder approval and prior to grant or vesting of any awards on such Shares. If our stockholders do not approve the 2022 Plan, the Existing Plan and the 2019 Inducement Program will continue to remain in effect according to their terms, and we may continue to make awards (subject to the remaining applicable Share reserves) under the Existing Plan and the 2019 Inducement Program.

In reaching our conclusion as to the appropriateness of the proposal to adopt the 2022 Plan, we reviewed key metrics that are typically used to evaluate such proposals. One such metric many investors use is a calculation that quantifies how quickly a company uses equity awards and is commonly referred to as the "burn rate." Our burn rate, calculated as the total number of Shares issuable under equity awards we have granted as a percentage of our annual basic weighted average Shares outstanding, has been on average 0.71% over the last three completed fiscal years. The table below shows detailed information regarding our burn rate over the last three completed fiscal years.

	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020
Shares issuable under stock options granted	—	—	—
Shares issuable under restricted stock awards and RSUs granted[1]	623,443	185,842	435,247
Shares issuable under PSUs granted[2]	249,293	50,823	554,332
Basic weighted average Shares outstanding	92,989,000	100,235,000	103,618,000
Burn rate	0.94%	0.24%	0.96%

1 Reflects the number of Shares issuable under awards granted without counting each Share issuable under awards granted under the Existing Plan as 2.07 Shares. Does not reflect subsequent forfeitures, cancellations or terminations of awards.
2 Reflects the number of Shares issuable under PSUs granted assuming target level performance achievement and without counting each Share issuable under PSUs granted under the Existing Plan as 2.07 Shares. Does not reflect subsequent forfeitures, cancellations or terminations of PSUs.

The following table summarizes all of our outstanding equity awards as of September 30, 2022 and the proposed Shares that would be available under the 2022 Plan if approved by stockholders. Assuming the proposed 2022 Plan is approved by stockholders, no further awards will be granted under the Existing Plan or the 2019 Inducement Program following such approval of the 2022 Plan. Outstanding performance-based vesting awards included in the table below are reflected based on assumed target level performance achievement.

	Shares	Weighted Average Remaining Term (years)	Weighted Average Exercise Price ($)	Percentage of Shares Outstanding as of September 30, 2022 (%)
Outstanding stock options as of September 30, 2022	121,944	8.8	2.26	0.14
Outstanding full-value awards as of September 30, 2022[1]	1,635,320			1.83
Proposed Shares available for awards under the 2022 Plan[2]	9,200,000			10.30
Proposed Shares plus outstanding options and full-value awards as of September 30, 2022[2]	**10,957,264**			**12.27**
Number of Shares issued and outstanding as of September 30, 2022	89,313,637			

1   Includes 1,092,544 RSUs and 542,776 PSUs at target level performance achievement. The maximum number of Shares issuable under the PSUs outstanding as of September 30, 2022 was 1,078,396 Shares.
2   Each full-value award granted under the 2022 Plan will be counted as 2.00 Shares against the 2022 Plan Share reserve. The proposed Share reserve is subject to reduction for any awards granted under the Existing Plan or the 2019 Inducement Program after September 30, 2022. In the event that any outstanding awards under the Existing Plan or the 2019 Inducement Program are forfeited on or after September 30, 2022 without payment of consideration, the number of Shares underlying any such forfeited awards will be added to the Share reserve under the 2022 Plan. There are currently 3,872,956 Shares available under the Existing Plan as of September 30, 2022 and 2,634,769 Shares available under the 2019 Inducement Program as of September 30, 2022, representing 4.34% and 2.95%, respectively, of the total number of Shares issued and outstanding; upon approval of the 2022 Plan, these shares will no longer be available for future issuance.

Summary of the 2022 Plan

The following is a brief summary of the material features of the 2022 Plan. Given this is only a summary, it does not contain all the information about the 2022 Plan that may be important to you and is qualified in its entirety by the full text of the 2022 Plan as set forth in Appendix A to this proxy statement.

Overview

The 2022 Plan provides for the grant to eligible employees, directors, consultants and other service providers of stock options, stock appreciation rights ("**SARs**"), restricted stock, restricted share units ("**RSUs**"), performance shares, performance share units and other Share-based awards (the "**Awards**"). Each Share subject to an Award (other than a stock option or a SAR) granted under the 2022 Plan will be counted as 2.00 Shares against the 2022 Plan Share reserve. Awards may be granted alone or in tandem with any other Award.

Purpose

The 2022 Plan is intended to advance the interests of the Company and our stockholders by providing a means to attract, retain, and motivate employees, directors, consultants and other service providers. The continued success, growth and development of the Company is dependent on the judgment, initiative and efforts of these service providers.



Eligibility

Employees of the Company and its subsidiaries and affiliates (including employees who are directors), directors of the Company and its subsidiaries and affiliates who are not employees, and consultants and other service providers to the Company and its subsidiaries and affiliates are eligible to receive Awards under the 2022 Plan. Approximately 3,000 total employees and seven total non-employee directors (excluding one non-employee director who is not standing for reelection at the Annual Meeting) are presently eligible to receive awards under the Existing Plan, with the same numbers of such individuals anticipated to become eligible to receive awards under the 2022 Plan if it is approved by stockholders. The Committee (described below) has the authority to select the individuals to whom Awards will be made under the 2022 Plan.

Grants of Awards

Grants of Awards will be made by the Compensation Committee or such other committee designated by the Board (the "**Committee**"). The Committee has the authority to waive conditions relating to an Award or accelerate vesting of Awards.

The Committee is permitted to delegate to officers or other directors of the Company the authority to perform administrative functions for the 2022 Plan and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine to the extent permitted under Rule 16b-3 of the Exchange Act and applicable law.

Subject to the foregoing, the Committee generally has the authority to administer the 2022 Plan.

Shares Subject to the 2022 Plan and 2022 Plan Limits

The aggregate number of Shares that are reserved for issuance in connection with Awards under the 2022 Plan is 9,200,000, reduced by the number of Shares underlying any awards granted under the Existing Plan or the 2019 Inducement Program after September 30, 2022. Each Share subject to an Award (other than an Option or SAR) counts as 2.00 Shares for the purposes of the limit set forth in the preceding sentence.

Additionally, the 2022 Plan limits the total value of the Shares that may be awarded to a non-employee director plus any cash fees paid to such non-employee director during a given fiscal year to $700,000, with the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes and excluding the value of any dividend equivalent payments paid pursuant to any Award granted in a previous fiscal year.

If an award under the 2022 Plan, the Existing Plan or the 2019 Inducement Program, or any portion thereof, is forfeited, canceled or terminated after September 30, 2022 without a distribution of Shares or payment of other consideration to the participant, the Shares subject to the forfeited, canceled or terminated portion of the award are returned to the available pool of Shares reserved for issuance under the 2022 Plan. However, Shares used to pay the exercise price of an Option, withheld to satisfy any tax withholding obligations or repurchased on the open market with the proceeds of the exercise price of an option are not added back to the pool of Shares reserved for future issuance. Additionally, the number of Shares subject to a SAR will, upon exercise of the SAR, be counted as used against the pool of Shares reserved for issuance, even if a fewer number of Shares are actually issued in settlement of the exercise of the SAR.

Stock Options

A stock option is the right to acquire Shares at a fixed exercise price for a fixed period of time. Under the 2022 Plan, the Committee may grant incentive stock options ("**ISOs**") (which entitle employees to more favorable tax treatment) and/or nonqualified stock options. All of the Shares reserved for issuance in connection with Awards under the 2022 Plan may be granted as ISOs.

The Committee is authorized to set the terms relating to a stock option, including exercise price, which will not be less than the fair market value on the date of grant, the time and method of exercise, the form of payment of the exercise price and the method of delivery of the Shares. The term of an Option will not exceed ten years from the date of grant. ISOs may only be granted to employees of the Company or its subsidiaries. Once granted, the exercise price of a stock option may not be repriced without stockholder approval. Further, once granted, a stock option may not be exchanged (except in the case of a corporate transaction or event that is subject to the anti-dilution provisions of the 2022 Plan), as such an exchange would be considered to be a repricing and would therefore require stockholder approval.

Stock Appreciation Rights

A SAR generally entitles the participant, upon exercise, to receive from the Company an amount equal to the excess of the fair market value of the Shares on the date of exercise over the exercise price of the SAR. The Committee is authorized to set the terms relating to a SAR, including exercise price, which will not be less than the fair market value of the Shares on the date of grant, the time and method of exercise and settlement, the form of payment in settlement of SARs and the method of delivery of the Shares. The term of a SAR will not exceed ten years from the date of grant. Once granted, the exercise price of a SAR may not be repriced without stockholder approval. Further, once granted, a SAR may not be exchanged (except in the case of a corporate transaction or event that is subject to the anti-dilution provisions of the 2022 Plan), as such an exchange would be considered to be a repricing and would therefore require stockholder approval.

Restricted Stock and Restricted Share Units

An Award of restricted stock entitles the holder thereof to Shares, subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose. Such restrictions will lapse under circumstances as the Committee may determine, including upon the achievement of performance criteria referred to below. Except as otherwise determined by the Committee, holders of restricted stock will have all of the rights of a stockholder, including the right to vote restricted stock and, upon or following vesting of the restricted stock, to receive dividends thereon, and unvested restricted stock will be forfeited upon termination of service during the applicable restriction period.

An RSU entitles the holder thereof to receive Shares or cash at the end of a specified deferral period. RSUs are also subject to such restrictions as the Committee may impose. Such restrictions will lapse under circumstances as the Committee may determine, including upon the achievement of performance criteria referred to below. Except as otherwise determined by the Committee, RSUs subject to deferral or restriction (and any dividend equivalents thereon) will be forfeited upon termination of employment during any applicable deferral or restriction period.

Performance Shares and Performance Share Units

Performance shares and performance share units provide for future issuance of Shares, payment of cash or a combination thereof, to the recipient upon the attainment of corporate performance goals established by the Committee over specified performance periods. Except as otherwise determined by the Committee, performance shares and performance share units will be forfeited upon termination of service during any applicable performance period. Prior to payment of performance shares or performance share units, the Committee must certify in writing that the performance objectives were satisfied. Performance objectives may vary from person to person and will be based upon one or more of the following performance criteria as the Committee may deem appropriate: total shareholder return; total shareholder return relative to an industry or other index; Share price; earnings per Share; return to stockholders (including dividends); return on equity; revenues; sales; sales by category, brand, territory or geography; unit growth; customer growth (including new customers and increased sales to existing customers); EBITDA or EBIT; operating income or operating profit; net income; gross margin; operating margin; return on capital or return on invested capital; economic value added; economic profit; cash flows; cash flow from operations; market share; inventory levels; inventory days outstanding; consumption; size of line in total or by category or type; consumer and strategic investments; strategic plan implementation or other strategic measures; advertising, brand and product innovation; research and development; costs; managing commodity costs; capital expenditures; working capital; net fixed assets; accounts receivable; days sales outstanding; period overhead; expenses; productivity; market capitalization; customer satisfaction; pro forma net income; return on designated assets; expenses; free cash flow; cash flow return on investment; net profit margin; cash conversion cycle; service levels; and environmental, social and governance (ESG) measures. The performance objectives may be determined by reference to the performance of the Company, or of a subsidiary or affiliate, or of a division or unit of any of the foregoing. Performance periods may overlap. The Committee may revise performance objectives if significant events occur during the performance period which the Committee expects



to have a substantial effect on such objectives. Performance shares or performance share units may be paid in Shares, cash or a combination of Shares and cash either as a lump sum payment or in installments, as determined by the Committee.

Other Share-Based Awards

The Committee is also authorized, subject to limitations under applicable law, to grant such other Share-based Awards that may be denominated in, valued in, or otherwise based on, Shares, as deemed by the Committee to be consistent with the purposes of the 2022 Plan. The Committee has discretion to determine the terms and conditions applicable to such other Share-based Awards, including the method of payment and delivery.

Dividends and Dividend Equivalents

Dividends or dividend equivalents earned in connection with Awards will not be paid earlier than the date upon which the corresponding portion of the Shares underlying such Award become vested or otherwise not subject to restrictions, as applicable. No dividend equivalent right may be granted in connection with, or related to, a stock option or SAR.

Clawback

If the Company is required to prepare an accounting restatement to correct an accounting error included in a report on Form 10-Q or 10-K caused by the misconduct of a participant, such participant will return to the Company, or forfeit if not paid, any Award arising out of the misconduct. Additionally, any Award may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law, listed company rules or pursuant to any Company clawback policy in effect from time to time, or to the extent otherwise provided in an Award agreement at the time of grant.

Nontransferability

Awards (except for vested Shares) will generally not be transferable by the participant other than by will or the laws of descent and distribution and will be exercisable during the lifetime of the participant only by such participant or his or her guardian or legal representative. A nonqualified stock option may be transferred by gift for no consideration to a family member of the participant or a trust or other entity for their benefit.

Restrictive Covenants

The Committee may establish a requirement that an Award holder not engage in competition with the Company and comply with certain other restrictive covenants, provided that such requirements are not inconsistent with the 2022 Plan.

Capital Structure Changes

If the Committee determines that any dividend, recapitalization, Share split, reorganization, merger, consolidation, spin-off, repurchase, or other similar corporate transaction or event affects the common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the 2022 Plan, then the Committee will make such equitable changes or adjustments as it deems appropriate, including adjustments to (i) the number and kind of Shares which may thereafter be issued under the 2022 Plan, (ii) the number and kind of Shares, other securities or other consideration issued or issuable in respect of outstanding Awards and (iii) the exercise price, grant price or purchase price relating to any Award.

Change in Control

The Committee, in its sole discretion, may determine in the applicable Award agreement or otherwise that, in the event of a change in control, as defined in the 2022 Plan, all outstanding Awards will become fully exercisable or vested or that all restrictions will lapse. The Committee may also (x) cancel such Awards for fair value (as determined in the sole discretion of the Committee), (y) provide for substitute awards that will substantially preserve the terms of any affected Awards to be issued or (z) provide that for a period of at least 15 days prior to the change in control, any Options or SARs will be fully exercisable and will terminate upon the occurrence of the change in control.

Amendment and Termination

The 2022 Plan may be amended, suspended or terminated by our Board at any time, in whole or in part. The Board may seek the approval of any amendment or modification by the Company's stockholders to the extent it deems necessary or advisable in its discretion for purposes of compliance with Section 422 of the Code, the listing requirements of the applicable exchange or securities market or for any other purpose. Except as may be required to comply with Section 409A of the Code, no amendment or modification of the 2022 Plan or any Award will adversely affect any Award theretofore granted without the consent of the participant or the permitted transferee of the Award.

Effective Date and Term

If approved, the 2022 Plan will be effective as of November 17, 2022. Notwithstanding the foregoing, the adoption of the 2022 Plan is expressly conditioned upon the approval of our stockholders. Unless earlier terminated, the 2022 Plan will terminate as to future awards on November 17, 2032. If the 2022 Plan as proposed for approval is not approved, then the Existing Plan and the 2019 Inducement Program will remain in effect and the number of Shares available under the Existing Plan or the 2019 Inducement Program will not be increased, nor will the term of the Existing Plan or the 2019 Inducement Program be extended.

Federal Income Tax Consequences

The following is a brief summary of the general federal income tax consequences to U.S. taxpayers and the Company with respect to the grant, vesting and exercise of Awards granted under the 2022 Plan. This summary does not purport to be complete and does not discuss the tax consequences of a participant's death, the tax consequences of an award that is subject to but does not satisfy the deferred compensation rules of Section 409A of the Code, or the tax laws of any locality, state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

Stock Options

In general, the grant of a stock option will not be a taxable event to the recipient and it will not result in a deduction to us. The tax consequences associated with the exercise of a stock option and the subsequent disposition of Shares acquired on the exercise of such option depend on whether the stock option is a nonqualified stock option or an ISO.

Upon the exercise of a nonqualified stock option, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the Shares at the date of exercise over the exercise price. We will generally be entitled to a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the Shares will be capital gain or loss, long-term or short-term, depending on the holding period for the Shares.

Generally, a participant will not recognize ordinary taxable income at the time of exercise of an ISO and no deduction will be available to us, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of disability or death). If an ISO granted under the 2022 Plan is exercised after these periods, the exercise will be treated for federal income tax purposes as the exercise of a nonqualified stock option.

If Shares acquired upon exercise of an ISO are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If Shares acquired upon exercise of an ISO are disposed of prior to the expiration of these one-year or two-year holding periods (a "**Disqualifying Disposition**"), the participant will recognize ordinary income at the time of disposition, and we will generally be able to claim a deduction, in an amount equal to the excess of the fair market value of the Shares at the date of exercise over the exercise price. Any additional gain to the participant will be treated as capital gain, long-term or short-term, depending on how long the Shares have been held. Where Shares are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the Shares have been held.



If an option is exercised through the use of Shares previously owned by the participant, such exercise generally will not be considered a taxable disposition of the previously owned Shares and, thus, no gain or loss will be recognized with respect to such previously owned Shares upon such exercise. The amount of any built-in gain on the previously owned Shares generally will not be recognized until the new Shares acquired on the option exercise are disposed of in a sale or other taxable transaction.

Although the exercise of an ISO as described above would not produce ordinary taxable income to the participant, it would result in an increase in the participant's alternative minimum taxable income and may result in an alternative minimum tax liability.

Restricted Stock

A participant who receives restricted stock will generally recognize ordinary income at the time that they "vest" (i.e., either when they are not subject to a substantial risk of forfeiture or when they are freely transferable). The amount of ordinary income so recognized will generally be the fair market value of the common stock at the time the restricted stock vests, less the amount, if any, paid for the stock. This amount is generally deductible for federal income tax purposes by us. Dividends paid with respect to unvested restricted stock will be ordinary compensation income to the participant at the time of payment (and generally deductible by us). Any gain or loss upon a subsequent sale or exchange of the Shares, measured by the difference between the sale price and the fair market value on the date the restricted stock vests, will be capital gain or loss, long-term or short-term, depending on the holding period for the Shares. The holding period for this purpose will begin on the date following the date the restricted stock vests.

In lieu of the treatment described above, a participant may elect immediate recognition of income under Section 83(b) of the Code. In such event, the participant will recognize as income the fair market value of the restricted stock at the time of grant (determined without regard to any restrictions other than restrictions which by their terms will never lapse), and we will generally be entitled to a corresponding deduction. Dividends paid with respect to shares as to which a proper Section 83(b) election has been made will not be deductible to us. If a Section 83(b) election is made and the restricted stock is subsequently forfeited, the participant will not be entitled to any offsetting tax deduction. Any gain or loss upon a subsequent sale or exchange of the Shares, measured by the difference between the sale price and the fair market value on the date the shares were granted, will be capital gain or loss, long-term or short-term, depending on the holding period for the Shares. The holding period for this purpose will begin on the date the restricted stock was granted to the participant.

SARs and Other Awards

With respect to SARs, RSUs, performance shares, performance share units and other Awards under the 2022 Plan not described above, generally, when a participant receives payment with respect to any such Award granted to him or her under the 2022 Plan, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to us.

Payment of Withholding Taxes

We may withhold, require a participant to remit to us or facilitate a sale of Shares to cover, an amount sufficient to satisfy any federal, state or local withholding tax requirements (up the maximum applicable withholding rates as permitted by the Committee) associated with Awards under the 2022 Plan.

New Plan Benefits

No benefits or amounts have been granted, awarded or received under the 2022 Plan. Assuming the 2022 Plan is approved by our stockholders, the Company anticipates making its annual non-employee director equity grants in accordance with normal practice on the date of the Annual Meeting under the 2022 Plan. In addition, other than such annual director equity grants, the Committee, in its discretion, will determine the number and types of awards that will be granted. Accordingly, it is not possible to determine the benefits that will be received by eligible participants (other than our non-employee directors) if the 2022 Plan were to be approved by stockholders.

Recommendation of the Board

The Board believes that approval of the 2022 Plan is in our best interest, as well as the best interest of our stockholders and employees, because the granting of equity awards promotes the convergence of long-term interests between our key employees and our stockholders, as the value of such awards granted will increase or decrease with the value of our common stock. In addition, the ability to grant Awards will assist us in continuing to attract and retain the services of outstanding management and will enable us to use this type of long-term incentive compensation at levels commensurate with our peers while conserving our cash resources. The Board approved the adoption of the 2022 Plan. In the event the stockholders fail to approve the 2022 Plan as proposed, the Existing Plan and the 2019 Inducement Program will continue in operation pursuant to their terms, with no change to the applicable number of Shares authorized for issuance under the Existing Plan or the 2019 Inducement Program.



The Board of Directors unanimously recommends that you vote "FOR" the proposal to approve The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan.



Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides certain information as of the end of fiscal year 2022 with respect to shares that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights)[2]
Equity compensation plans approved by security holders[3]	1,095,246	$2.26	6,355,064
Equity compensation plans not approved by security holders[4]	—	—	2,634,769
Total	**1,095,246**	**$2.26**	**8,989,833**

1 Represents the weighted-average exercise price of outstanding options to purchase 121,944 shares of common stock. This weighted average does not take into account shares that may be issued upon the vesting of PSUs or RSUs.

2 Of the 8,989,833 shares available for future issuance under our equity compensation plans as of the end of fiscal year 2022, 6,355,064 shares were available for grant under The Hain Celestial Group, Inc. Amended and Restated 2002 Long Term Incentive and Stock Award Plan and 2,634,769 shares were available for grant under The Hain Celestial Group, Inc. 2019 Equity Inducement Award Program. Assuming Proposal 4 described above is approved by stockholders, no further awards will be granted under these plans, and awards outstanding under these plans as of the date of such approval will remain outstanding until vested, settled, forfeited or otherwise canceled, as applicable.

3 The 1,095,246 shares of common stock to be issued upon exercise of outstanding options, warrants and rights consist of (a) 402,390 shares that may be issued upon the vesting of PSUs, (b) 570,912 shares that may be issued upon the vesting of RSUs and (c) 121,944 shares that may be issued upon the exercise of stock options. The number of shares that may be issued upon the vesting of PSUs represents the maximum number of shares that may be issued if maximum performance goals are achieved.

4 The equity compensation plan not approved by security holders is The Hain Celestial Group, Inc. 2019 Equity Inducement Award Program, which was adopted in February 2019 and provides for the grant of up to 3,000,000 shares of common stock under awards to induce participants to become employed by the Company, with the operative terms of such inducement awards to adhere to the terms and conditions of The Hain Celestial Group, Inc. Amended and Restated 2002 Long Term Incentive and Stock Award Plan. Assuming Proposal 4 described above is approved by stockholders, no further awards will be granted under this plan, and awards outstanding under this plan as of the date of such approval will remain outstanding until vested, settled, forfeited or otherwise canceled, as applicable.

Ownership of Common Stock by Management and Certain Beneficial Owners

The following table sets forth certain information with respect to the beneficial ownership of our common stock for (1) each of our directors and NEOs, (2) all of our directors and current executive officers as a group and (3) the persons we know to beneficially own more than five percent of the outstanding shares of our common stock. Ownership is as of September 20, 2022 except as otherwise stated in the footnotes. Percentage ownership is based on 89,313,426 shares of common stock outstanding as of September 20, 2022. Except as otherwise stated in the footnotes, the persons identified have sole voting and investment power with respect to the shares set forth opposite their names.

Name	Number of Shares	Percentage of Common Stock
Directors and NEOs		
Richard A. Beck[1]	20,773	*
Celeste A. Clark[2]	41,490	*
Dean Hollis[3]	70,155	*
Shervin J. Korangy[4]	40,952	*
Mark L. Schiller[5]	280,839	*
Michael B. Sims[6]	21,508	*
Carlyn R. Taylor[7]	3,650	*
Glenn W. Welling[8]	39,208	*
Dawn M. Zier[9]	40,311	*
Christopher J. Bellairs[10]	2,266	*
Wolfgang Goldenitsch[11]	34,351	*
David J. Karch[12]	301,315	*
Kristy M. Meringolo[13]	42,643	*
Javier H. Idrovo[14]	97,995	*
Christopher J. Boever[15]	95,146	*
All directors and current executive officers as a group (13 persons)	939,461	1.1%
5% Holders		
BlackRock, Inc.[16] 55 East 52nd Street New York, New York 10055	10,154,559	11.4%
The Vanguard Group[17] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	8,833,411	9.9%
AllianceBernstein L.P.[18] 1345 Avenue of the Americas New York, New York 10105	5,733,446	6.4%
Black Creek Investment Management Inc.[19] 123 Front Street West, Suite 1200 Toronto, Ontario M5J 2M2, Canada	5,587,030	6.3%

* Indicates less than 1%.
1 Mr. Beck holds 15,586 shares outright and holds 5,187 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days.
2 Dr. Clark holds 36,303 shares outright and holds 5,187 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days.
3 Mr. Hollis holds 62,741 shares outright and holds 7,414 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days.



4 Mr. Korangy holds 35,431 shares outright and holds 5,521 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days.
5 Mr. Schiller holds 264,491 shares outright and holds 16,348 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days. Under SEC rules, Mr. Schiller's other outstanding equity awards are not included in this table.
6 Mr. Sims holds 15,987 shares outright and holds 5,521 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days.
7 Ms. Taylor holds 3,650 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days.
8 Mr. Welling holds 33,698 shares outright, holds 5,410 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days, and holds 100 shares beneficially through Engaged Capital Flagship Master Fund, LP.
9 Ms. Zier holds 34,901 shares outright and holds 5,410 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days.
10 Mr. Bellairs holds 2,266 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days. Under SEC rules, Mr. Bellairs' other outstanding equity awards are not included in this table.
11 Mr. Goldenitsch holds 31,898 shares outright and holds 2,453 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days. Under SEC rules, Mr. Goldenitsch's other outstanding equity awards are not included in this table.
12 Mr. Karch holds 275,636 shares outright, holds 22,000 shares through an individual retirement account, and holds 3,679 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days. Under SEC rules, Mr. Karch's other outstanding equity awards are not included in this table.
13 Ms. Meringolo holds 40,599 shares outright and holds 2,044 RSUs that are included in this table under SEC rules because they are scheduled to vest within 60 days. Under SEC rules, Ms. Meringolo's other outstanding equity awards are not included in this table.
14 The information provided in this table for Mr. Idrovo is based on the Company's records at the time he departed the Company in February 2022, at which time Mr. Idrovo held 97,995 shares outright.
15 The information provided in this table for Mr. Boever is based on the Company's records at the time he departed the Company in May 2022, at which time Mr. Boever held 92,746 shares outright and held 2,400 shares through an individual retirement account.
16 This information is based on a Schedule 13G filed with the SEC on July 8, 2022 by BlackRock, Inc., setting forth information as of June 30, 2022. The Schedule 13G states that BlackRock, Inc. has sole voting power with respect to 9,966,940 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to all 10,154,559 shares and shared dispositive power with respect to 0 shares.
17 This information is based on a Schedule 13G/A filed with the SEC on February 10, 2022 by The Vanguard Group, setting forth information as of December 31, 2021. The Schedule 13G/A states that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 43,661 shares, sole dispositive power with respect to 8,704,860 shares and shared dispositive power with respect to 128,551 shares.
18 This information is based on a Schedule 13G filed with the SEC on February 14, 2022 by AllianceBernstein L.P., setting forth information as of December 31, 2021. The Schedule 13G states that AllianceBernstein L.P. has sole voting power with respect to 4,894,732 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 5,633,932 shares and shared dispositive power with respect to 99,514 shares.
19 This information is based on a Schedule 13G filed with the SEC on February 15, 2022 by Black Creek Investment Management Inc., setting forth information as of December 31, 2021. The Schedule 13G states that Black Creek Investment Management Inc. has sole voting power with respect to 5,439,230 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to all 5,587,030 shares and shared dispositive power with respect to 0 shares.

Certain Relationships and Related Party Transactions

Glenn W. Welling, a member of our Board of Directors who is not standing for reelection at the Annual Meeting, is the Founder and Chief Investment Officer of Engaged Capital, LLC. On November 9, 2021, the Company entered into a share repurchase agreement with certain Selling Stockholders that are affiliates of Engaged Capital, LLC. Pursuant to the share repurchase agreement, the Company agreed to repurchase, directly from the Selling Stockholders, 1,700,000 shares of the Company's common stock for $45.00 per share (the "**Share Repurchase**"). The $45.00 per share price equaled the price at which the Underwriter (as defined below) purchased shares from the Selling Stockholders, net of underwriting commissions and discounts, in an underwritten public offering that launched on November 10, 2021, whereby the Selling Stockholders sold certain other shares of common stock (the "**Offering**"). The last reported sale price of the Company's common stock on the NASDAQ Global Select Market on November 9, 2021 was $47.95 per share. In connection with the Offering, on November 10, 2021, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC, as underwriter (the "**Underwriter**"), and the Selling Stockholders. The Share Repurchase and the Offering were completed on November 15, 2021. The aggregate price paid by the Company for the Share Repurchase was $76,500,000. The Company did not receive any proceeds from the Offering.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy regarding the review, approval and ratification of related party transactions. The Related Party Transaction Policy and Procedures requires the approval or ratification by the Audit Committee of any "related party transaction," which is defined as any transaction, arrangement or relationship in which (i) we are a participant, (ii) the amount involved exceeds $120,000 and (iii) one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family members) or any entity with which any of the foregoing persons is an employee, general partner, principal or 5% stockholder, each of whom we refer to as a "related person," has a direct or indirect material interest as set forth in Item 404 of Regulation S-K. The policy provides that management must present to the Audit Committee for review and approval each proposed related party transaction (other than related party transactions involving compensation matters and certain ordinary course transactions). The Audit Committee must review the relevant facts and circumstances of the transaction, including if the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our Code of Conduct, and either approve or disapprove the related party transaction. If advance approval of a related party transaction requiring the Audit Committee's approval is not feasible, the transaction may be preliminarily entered into by management upon prior approval of the transaction by the Chair of the Audit Committee, subject to ratification of the transaction by the Audit Committee at its next regularly scheduled meeting. The Audit Committee will also review those transactions that would have been deemed a "related party transaction" but for the fact that the amount involved is $120,000 or less. No director may participate in approval of a related party transaction for which he or she is a related party.



Other Matters

The Company's management is not aware of any other matters that will come before the Annual Meeting. However, if any other matters requiring a vote of stockholders arise, including any question as to an adjournment or postponement of the Annual Meeting, it is the intention of the persons appointed as proxies to vote in accordance with their judgment on such matters.

Stockholder Proposals and Other Communications

Stockholder proposals intended to be included in the Proxy Statement relating to our 2023 annual meeting of stockholders (the "**2023 Proxy Statement**") pursuant to Rule 14a-8 under the Exchange Act must be in writing addressed to the Corporate Secretary of the Company and delivered to the Corporate Secretary at our principal executive offices, no later than June 9, 2023, and must otherwise comply with Rule 14a-8.

In addition, if you would like to have a nominee included in our 2023 Proxy Statement, notices of stockholder nominations intended to be included in the 2023 Proxy Statement must be received by the Corporate Secretary between May 10, 2023 and June 9, 2023. Stockholders should consult our Amended and Restated By-Laws for the various procedural, informational and other requirements applicable to such nominations.

To comply with universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees for the 2023 annual meeting of stockholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than September 18, 2023.

The deadline that will be applied for determining whether notice is timely for purposes of exercising discretionary voting authority with respect to proxies for purposes of Rule 14a-4(c) under the Exchange Act is August 23, 2023.

A stockholder or other interested party who wishes to communicate with the Board, the non-management directors as a group, or any individual director may do so by addressing the correspondence to the individual or group, c/o Corporate Secretary, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042. The office of the Corporate Secretary reviews correspondence received and will filter advertisements, solicitations, spam and other such items not related to a director's duties and responsibilities. All other relevant correspondence addressed to a director will be forwarded to that director, or if none is specified, to the Chair of the Board.



Questions and Answers About Our Annual Meeting

Why am I receiving these proxy materials?

We have made these proxy materials available to you via the internet or delivered paper copies to you by mail in connection with our 2022 annual meeting of stockholders, which will be held online on November 17, 2022. There will be certain items of business that must be voted on by our stockholders at the Annual Meeting, and our Board of Directors is seeking your proxy to vote on these items. This proxy statement contains important information about the Company and the matters that will be voted on at the Annual Meeting.

What is included in the proxy materials?

The proxy materials consist of the notice of annual meeting of stockholders, this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

What are the items of business for the Annual Meeting?

The items of business for the Annual Meeting are as stated in the notice of annual meeting of stockholders. There are four proposals scheduled for a vote:

- To elect the eight director nominees specified herein to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;
- To approve, on an advisory basis, the compensation of our named executive officers for the fiscal year ended June 30, 2022;
- To ratify the appointment of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2023; and
- To approve The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan.

What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the Board and Board committees, our corporate governance policies and practices, the compensation of our directors and certain executive officers for fiscal year 2022, audit-related matters, and other required information. This proxy statement also includes other information that we are required to provide to you under SEC rules.

Why did I receive a notice in the mail regarding internet availability of the proxy materials instead of a paper copy of the full set of proxy materials?

This year, we are pleased to save costs and help protect the environment by once again using the SEC rule that allows companies to furnish their proxy materials over the internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the Notice of Internet Availability will have the ability to access the proxy materials over the internet.

For stockholders who have previously requested to receive paper copies of the proxy materials, we are providing paper copies of the proxy materials instead of a Notice of Internet Availability of the proxy materials.

Who is entitled to vote?

You may vote if you owned shares of common stock of the Company as of the close of business on September 20, 2022, the record date for the Annual Meeting. On the record date, there were 89,313,426 shares of common stock outstanding and entitled to vote.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you owned as of September 20, 2022.

What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. The person you designate to vote your shares is also called a proxy.

How can I vote my shares?

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on September 20, 2022, your shares were registered directly in your name with the Company's transfer agent, Continental Stock

Transfer & Trust Company, then you are a stockholder of record. Stockholders of record can vote any one of four ways:

- *By Internet Prior to the Annual Meeting*: Go to **proxyvote.com** until 11:59 p.m. Eastern Time on November 16, 2022 to vote using the control number included on your Notice of Internet Availability of the proxy materials or on your proxy card. There will be voting instructions on **proxyvote.com**.

- *By Telephone Prior to the Annual Meeting*: Call 1-800-690-6903 from the United States until 11:59 p.m. Eastern Time on November 16, 2022 to vote using the control number included on your Notice of Internet Availability of the proxy materials or on your proxy card. There will be instructions given by the voice prompts.

- *By Mail Prior to the Annual Meeting*: If you received a paper copy of the proxy materials and a proxy card in the mail, you may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. If you sign and return your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board as described in this proxy statement.

  If any other matters are properly brought up at the Annual Meeting (other than the proposals contained in this proxy statement), then the named proxies will have the authority to vote your shares on those matters in accordance with their discretion and judgment. The Board currently does not know of any matters to be raised at the Annual Meeting other than the proposals contained in this proxy statement. If you vote via the internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

- *During the Annual Meeting*: Even if you plan to attend the Annual Meeting online, we recommend that you vote in advance by proxy as described above. However, you will also be able to vote electronically during the Annual Meeting. For information about how to attend the Annual Meeting online, please see "How do I attend the Annual Meeting?" below.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or other Nominee

If, at the close of business on September 20, 2022, your shares were held in an account at a broker, bank or other nominee, then you are the beneficial owner of shares held in "street name," and our proxy materials are being made available or forwarded to you by that organization. You may vote by submitting your voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the internet, by telephone or by mail prior to the Annual Meeting, or during the Annual Meeting, as indicated above. Please refer to the information from your broker, bank or other nominee on how to submit voting instructions.

How do I attend the Annual Meeting?

We are hosting a virtual meeting for this year's Annual Meeting. We believe that holding a virtual meeting again this year is in the best interest of the Company and all of its stakeholders and will allow for full stockholder participation.

The virtual Annual Meeting will be a live audio webcast, and stockholders will be able to participate in the meeting online and submit questions during the meeting by visiting **virtualshareholdermeeting.com/ HAIN2022**. You will also be able to vote your shares electronically at the Annual Meeting.

To attend and participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of the proxy materials, on your proxy card, or on the instructions that accompanied your proxy materials.

The meeting webcast will begin promptly at 9:00 a.m., Eastern Time, on Thursday, November 17, 2022. Online access will begin at 8:45 a.m., Eastern Time, and we encourage you to access the meeting prior to the start time.

Will I be able to participate in the virtual meeting on the same basis as I would be able to participate in a live meeting?

The virtual meeting format for the Annual Meeting will enable full and equal participation by all of our stockholders from any place in the world at little to no cost. We designed the format of the virtual meeting to ensure that our stockholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access and participation through the virtual meeting portal available at **virtualshareholdermeeting.com/ HAIN2022**. During the Annual Meeting, we will answer questions submitted in accordance with the meeting rules of conduct, subject to time constraints. The meeting rules of conduct will be available on the



virtual meeting portal. Questions are limited to one per stockholder unless time otherwise permits. If we receive substantially similar questions, we will group such questions together. Questions regarding personal matters or matters not relevant to meeting matters or our business or operations will not be answered.

Under our Amended and Restated By-Laws, stockholders who vote at the Annual Meeting will be deemed to be present in person and their votes will be deemed to have been cast in person.

What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

Should you require technical assistance, please call the technical support number displayed on the meeting webpage. If there are any technical issues in convening or hosting the meeting, we will promptly post information to our website, including information on when the meeting will be reconvened.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted as follows:

Proposal	Vote
1 Election of the eight director nominees named in this proxy statement, each to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified	**FOR** all nominees
2 Advisory vote to approve NEO compensation for the fiscal year ended June 30, 2022	**FOR**
3 Ratification of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2023	**FOR**
4 Approval of The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan	**FOR**

The Company does not expect that any matters other than those described in the notice of annual meeting of stockholders to be brought before the Annual Meeting. The persons appointed as proxies will vote in their discretion on any other matters that may properly come before the Annual Meeting or any postponement or adjournments thereof, including any vote to postpone or adjourn the Annual Meeting.

Who is paying for this proxy solicitation?

The Company will bear the cost of soliciting proxies. We expect that the solicitation of proxies will be primarily by mail. Proxies may also be solicited by our officers and employees, at no additional cost to us, in person, by telephone or by other means of communication. We have retained the proxy solicitation firm of MacKenzie Partners, Inc. to assist us in the distribution and solicitation of proxies, and we intend to pay a fee of approximately $9,500, plus reasonable expenses, for these services. We may reimburse custodians, nominees and fiduciaries holding our common stock for their reasonable expenses in sending proxy materials to beneficial owners and obtaining their proxy.

How do I revoke my proxy?

If, at the close of business on September 20, 2022, you were a *stockholder of record*, you may revoke your proxy if we receive your revocation at any time before the final vote at the Annual Meeting. You may revoke your proxy by sending a written notice stating that you are revoking your proxy before it is voted at the Annual Meeting to the Corporate Secretary at The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, New York 11042, or by attending the Annual Meeting and voting.

If, at the close of business on September 20, 2022, you were a *beneficial owner* of shares registered in the name of your broker, bank or other nominee, your ability to revoke your proxy depends on the voting procedures of the broker, bank or other nominee. Please follow the directions provided to you by your broker, bank or other nominee.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For" and "Against" votes, abstentions and broker non-votes.

How are broker non-votes and abstentions counted?

A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. Broker non-votes on a proposal are not counted or deemed present or represented and entitled to vote for determining whether stockholders have approved that proposal. Therefore, broker non-votes have no effect and will not be counted towards the vote total for any proposal.

Under the rules that govern brokers who are voting with respect to shares held in "street name" and are not instructed by their client how to vote, brokers only have the discretion to vote those shares on routine matters, but not on non-routine matters. Routine matters include ratification of registered independent accountants. Non-routine matters include the election of directors, the advisory vote regarding compensation paid to our named executive officers and the approval of The Hain Celestial Group, Inc. 2022 Long Term Incentive and Stock Award Plan. If you are a beneficial owner and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote on Proposals 1, 2 and 4 and will only have discretion to vote on Proposal 3, the ratification of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2023.

How many votes are needed to approve each proposal?

With respect to Proposal 1, each director must receive a "For" vote from the majority of votes cast either in person or by proxy. Pursuant to our Amended and Restated By-Laws, this means that, in order to be elected, the number of votes "For" a director must exceed the number of votes cast "Against" that director. With respect to Proposal 1, shares voting "abstain" and broker non-votes have no effect.

To be approved, Proposals 2, 3 and 4 must receive a "For" vote from the majority of votes cast either in person or by proxy and entitled to vote on such matter. With respect to Proposals 2 and 4, shares voting "abstain" and broker non-votes have no effect. With respect to Proposal 3, shares voting "abstain" have no effect, and there will be no broker non-votes as brokers have discretionary voting power to vote on this proposal.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid Annual Meeting. A quorum will exist if at least a majority of the outstanding shares entitled to vote at the Annual Meeting are present in person or represented by proxy. On the record date, there were 89,313,426 shares outstanding and entitled to vote at the Annual Meeting. Thus, 44,656,714 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker or bank) or if you vote at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the Chair of the Annual Meeting or holders of a majority of the shares present in person or by proxy at the Annual Meeting may adjourn or postpone the Annual Meeting to another time or date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. We will publish final results in a Current Report on Form 8-K that we expect to file with the SEC within four business days of the Annual Meeting. After the Form 8-K is filed, you may obtain a copy by visiting our website or contacting our Investor Relations Department by calling (516) 587-5000 or toll free at (877) 612-4246, by writing to the Investor Relations Department, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, New York 11042 or by sending an email to investorrelations@hain.com.

What is "householding," and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, multiple stockholders who share the same last name and address will receive only one copy of the annual proxy materials, unless they notify us that they wish to continue receiving multiple copies. We have undertaken householding to reduce our printing costs and postage fees. If you wish to opt-out of householding and receive multiple copies of the proxy materials at the same address, you may do so by notifying us in writing at: 1111 Marcus Avenue, Lake Success, NY 11042, Attention: Corporate Secretary. Your notice will be effective 30 days following its receipt.

You also may request additional copies of this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2022 by notifying us in writing at the same address or calling Investor Relations at (516) 587-5000 or toll free at (877) 612-4246 or submitting such request via email to investorrelations@hain.com.

If you share an address with another stockholder and currently are receiving multiple copies of the proxy materials, you may request householding by notifying us at the above-referenced address.



If you hold your shares in "street name," please contact your broker, bank or other nominee to request information about householding.

Stockholders may obtain copies of Hain Celestial's 2022 Annual Report on Form 10-K at no charge by contacting Investor Relations, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042.

Appendix A

THE HAIN CELESTIAL GROUP, INC.
2022 LONG TERM INCENTIVE AND STOCK AWARD PLAN

1.   *Purposes.*

   The purposes of the 2022 Long Term Incentive and Stock Award Plan are to advance the interests of The Hain Celestial Group, Inc. and its stockholders by providing a means to attract, retain, and motivate employees, directors and consultants of the Company and its Affiliates upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent.

2.   *Definitions.*

   For purposes of the Plan, the following terms shall be defined as set forth below:

   (a)   "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided, however, that the Company directly or indirectly owns at least 50% of the combined voting power of all classes of stock of such entity or at least 50% of the ownership interests in such entity.

   (b)   "Award" means any Option, SAR, Restricted Share, RSU, Performance Share, Performance Share Unit, Other Share-Based Award granted to an Eligible Person under the Plan.

   (c)   "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

   (d)   "Beneficiary" means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Participant, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

   (e)   "Board" means the Board of Directors of the Company.

   (f)   "Change in Control" means the occurrence of any of the following:

   (i)   the acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power of the then outstanding voting securities of the Company; provided, however, that for purposes of this clause (i), the following acquisitions shall not constitute a Change in Control: (A) any issuance of voting securities of the Company directly from the Company that is approved by the Incumbent Board (as defined below), or (B) any acquisition of voting securities of the Company by any Person pursuant to a Business Combination (as defined below) that complies with clauses (A), (B) and (C) of clause (iii) below; or

   (ii)   individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any Director becoming a member of the Board subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the Directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be deemed to have been a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14a-11 of the Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)   consummation of a reorganization, merger or consolidation, a sale or other disposition of all or substantially all of the assets of the Company, or other transaction (each, a "Business Combination"), unless, in each case, immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of voting securities of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership immediately prior to such Business Combination, (B) no Person (other than such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding voting securities of the entity resulting from such Business Combination and (C) at least a majority of the members of the board of directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv)   consummation of a complete liquidation or dissolution of the Company previously approved by the stockholders of the Company.

(g)   "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(h)   "Committee" means the Compensation Committee of the Board, or such other Board committee (which may include the entire Board) as may be designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist of two or more directors of the Company, each of whom is intended to be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, to the extent applicable; provided, further, that the mere fact that the Committee shall fail to qualify under the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

(i)   "Company" means The Hain Celestial Group, Inc., a corporation organized under the laws of Delaware, or any successor corporation.

(j)   "Director" means a member of the Board who is not an employee of the Company, a Subsidiary or an Affiliate.

(k)   "Dividend Equivalent" means a right, granted under Section 6(a) in connection with an Award, to receive cash, Shares, or other property equal in value to dividends paid with respect to Shares underlying an Award, subject to the provisions of Section 6(a).

(l)   "Eligible Person" means (i) an employee of the Company, a Subsidiary or an Affiliate, including any director who is an employee, (ii) a consultant or other service provider to the Company, a Subsidiary or an Affiliate or (iii) a Director.

(m)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

(n)   "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time



by the Committee. If the Shares are listed on any established stock exchange or a national market system, the Fair Market Value of Shares shall mean the closing price on the date of the grant (or, if the Shares were not traded on that day, the closest preceding day on which the Shares were traded) on the principal exchange or market system on which the Shares are traded, as such prices are officially quoted on such exchange.

(o) "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(p) "NQSO" means any Option that is not an ISO.

(q) "Option" means a right, granted under Section 5(b), to purchase Shares.

(r) "Other Share-Based Award" means a right, granted under Section 5(g), that relates to or is valued by reference to Shares.

(s) "Participant" means an Eligible Person who has been granted an Award under the Plan.

(t) "Performance Share" means a performance share granted under Section 5(f).

(u) "Performance Share Unit" means a performance share unit granted under Section 5(f).

(v) "Person" shall have the meaning ascribed thereto in Section 3(a)(9) of the Exchange Act, as modified, applied and used in Sections 13(d) and 14(d) thereof; provided, however, a Person shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries (in its capacity as such), (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation or other entity owned, directly or indirectly, by the stockholders of the Company in substantially the same character and proportions as their ownership of voting securities of the Company.

(w) "Plan" means this 2022 Long Term Incentive and Stock Award Plan.

(x) "Prior Plan" means the Company's Amended and Restated 2002 Long Term Incentive and Stock Award Plan.

(y) "Prior Plan Award" means an equity award granted under the Prior Plan which remained outstanding as of September 30, 2022.

(z) "Restricted Shares" means an Award of Shares under Section 5(d) that may be subject to certain restrictions and to a risk of forfeiture.

(aa) "Restricted Share Unit" or "RSU" means a right, granted under Section 5(e), to receive Shares or cash at the end of a specified deferral period.

(bb) "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(cc) "SAR" or "Share Appreciation Right" means the right, granted under Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash or Shares as specified in the Award or determined by the Committee.

(dd) "Shares" means common stock, $.01 par value per share, of the Company.

(ee) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

3. *Administration.*

(a)   *Granting Authority.* The Committee shall have the authority to make grants of Awards under the Plan and shall have full and final authority to take the following actions with respect to the Awards granted by it, in each case subject to and consistent with the provisions of the Plan:

(i)   to select Eligible Persons to whom Awards may be granted;

(ii)   to designate Affiliates;

(iii)   to determine the type or types of Awards to be granted to each Eligible Person;

(iv)   to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v)   to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(vi)   to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Participant;

(vii)   to prescribe the form of each Award Agreement, which need not be identical for each Participant;

(viii)   to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(ix)   to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable;

(x)   to determine whether uncertificated Shares may be used in satisfying Awards and otherwise in connection with the Plan; and

(xi)   to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Awards granted by it.

The Committee shall have general authority and responsibility for the administration of the Plan, including the authority to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan.

(b)   *Manner of Exercise of Authority and Delegation Thereof.* The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to grants made by it shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Participants, any



person claiming any rights under the Plan from or through any Participant, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers of the Company or any Subsidiary or Affiliate, individually or as a group, the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c)   *Limitation of Liability*. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4.   *Shares Subject to the Plan*.

(a)   Subject to the counting mechanics and adjustment as provided in Section 4(b) and 4(e) hereof, the total number of Shares reserved for issuance in connection with Awards under the Plan shall be 9,200,000, less one Share for each Share subject to an award granted under the Prior Plan or the Company's 2019 Equity Inducement Award Program with a grant date after September 30, 2022. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. Subject to the counting mechanics and adjustment as provided in Section 4(b) and 4(e) hereof, if (i) any Awards granted under this Plan, (ii) any Prior Plan Awards or (iii) any awards granted under the Company's 2019 Equity Inducement Award Program are forfeited, canceled or terminated, in each case, without a distribution of the entire number of Shares underlying such award or payment of other consideration to the Participant, then any Shares previously underlying such award shall, to the extent of any such forfeiture, cancellation or termination, again be (or become, as applicable) available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised.

(b)   Each Share subject to an Award (other than an Option or SAR) shall count as 2.00 Shares for the purposes of the total number of Shares reserved for issuance in connection with Awards under the Plan described in Section 4(a) above.

(c)   Notwithstanding anything to the contrary: (i) shares tendered or withheld in payment of the exercise price of an Option shall not be added back to the total number of Shares reserved for issuance in connection with Awards under the Plan described in Section 4(a) above; (ii) shares tendered or withheld to satisfy the tax withholding obligation shall not be added back to the total number of Shares reserved for issuance in connection with Awards under the Plan described in Section 4(a) above; (iii) shares repurchased on the open market with the proceeds of the exercise price of an Option shall not be added to the total number of Shares reserved for issuance in connection with Awards under the Plan described in Section 4(a) above; and (iv) all shares covered by a SAR, to the extent that it is exercised and whether or not the Shares are actually issued to the Participant upon exercise of the right, shall be considered issued or transferred pursuant to the Plan.

(d)   The maximum number of Shares subject to Awards granted during a fiscal year to any Director, taken together with any cash fees paid to such Director during the fiscal year, shall not exceed $700,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes and excluding, for this purpose, the value of any dividend equivalent payments paid pursuant to any Award granted in a previous fiscal year).

(e)   In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares which may thereafter be issued under the Plan, (ii) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives, if any, included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles.

(f)   Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

5.   *Specific Terms of Awards.*

(a)   *General.* Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of termination of service by the Participant.

(b)   *Options.* The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

(i)   *Exercise Price.* The exercise price per Share purchasable under an Option shall not be less than the Fair Market Value of the Shares on the date such Option is granted.

(ii)   *Option Term.* The term of each Option shall be a maximum of ten (10) years from the date of grant of the Option.

(iii)   *Time and Method of Exercise.* The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including, without limitation, broker-assisted exercise arrangements), the form of such payment (including, without limitation, cash, Shares, or other property), and the methods by which Shares will be delivered or deemed to be delivered to Participants.

(iv)   *ISOs.* All of the Shares reserved for issuance in connection with Awards under Section 4(a) of the Plan may be granted as ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or stockholder approval of the Plan. ISOs may only be granted to employees of the Company or a Subsidiary.



(c)   *SARs*. The Committee is authorized to grant SARs (Share Appreciation Rights) to Eligible Persons on the following terms and conditions:

(i)   *Right to Payment*. A SAR shall confer on the Participant to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine in the case of any such right, the Fair Market Value of one Share at any time during a specified period before or after the date of exercise) over (2) the exercise price per Share of the SAR on the date of grant of the SAR, which shall not be less than Fair Market Value (which in the case of a SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option).

(ii)   *SAR Term.* The term of each SAR shall be a maximum of ten (10) years from the date of grant of the SAR.

(iii)   *Other Terms*. The Committee shall determine, at the time of grant or thereafter, the time or times at which a SAR may be exercised in whole or in part, the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Participants, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d)   *Restricted Shares*. The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i)   *Issuance and Restrictions*. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Shares, but subject to Section 6(a) with respect to dividends. If the lapse of restrictions is conditioned on the achievement of performance criteria, the Committee shall select the criterion or criteria from the list of criteria set forth in Section 5(f)(i).

(ii)   *Forfeiture*. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

(iii)   *Certificates for Shares*. Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine, including in book entry form. If certificates representing Restricted Shares are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company shall retain physical possession of the certificate.

(e)   *RSUs*. The Committee is authorized to grant RSUs to Eligible Persons, subject to the following terms and conditions:

(i)   *Award and Restrictions*. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for RSUs by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, RSUs shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine. If the lapse of restrictions is conditioned on the achievement of performance criteria, the Committee shall select the criterion or criteria from the list of criteria set forth in Section 5(f)(i).

(ii)   *Forfeiture*. Except as otherwise determined by the Committee at date of grant or thereafter, upon termination of service (as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the RSUs), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such RSUs relate, all RSUs that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to RSUs will be waived in whole or in part in the event of termination resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of RSUs.

(f)   *Performance Shares and Performance Share Units*. The Committee is authorized to grant Performance Shares or Performance Share Units or both to Eligible Persons on the following terms and conditions:

(i)   *Performance Period*. The Committee shall determine a performance period (the "Performance Period") in its discretion and shall determine the performance objectives for grants of Performance Shares and Performance Share Units. Performance objectives may vary from Participant to Participant and shall be based upon one or more of the following performance criteria as the Committee may deem appropriate: total shareholder return; total shareholder return relative to an industry or other index; share price; earnings per share; return to shareholders (including dividends); return on equity; revenues; sales; sales by category, brand, territory or geography; unit growth; customer growth (including new customers and increased sales to existing customers); EBITDA or EBIT; operating income or operating profit; net income; gross margin; operating margin; return on capital or return on invested capital; economic value added; economic profit; cash flows; cash flow from operations; market share; inventory levels; inventory days outstanding; consumption; size of line in total or by category or type; consumer and strategic investments; strategic plan implementation or other strategic measures; advertising, brand and product innovation; research and development; costs; managing commodity costs; capital expenditures; working capital; net fixed assets; accounts receivable; days sales outstanding; period overhead; expenses; productivity; market capitalization; customer satisfaction; pro forma net income; return on designated assets; expenses; free cash flow; cash flow return on investment; net profit margin; cash conversion cycle; service levels; and environmental, social and governance (ESG) measures. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Shares and Performance Share Units for which different Performance Periods are prescribed.

(ii)   *Award Value*. With respect to any Performance Period, the Committee shall determine for each Participant or group of Participants with respect to that Performance Period the range of number of Shares or dollar values, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee and which shall be paid to a Participant if the relevant measure of Company performance for the Performance Period is met.

(iii)   *Significant Events*. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective.



(iv)   *Forfeiture*. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of service during the applicable Performance Period, Performance Shares and Performance Share Units for which the Performance Period was prescribed shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares and Performance Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares and Performance Share Units.

(v)   *Payment*. Each Performance Share or Performance Share Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Share Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period.

(g)   *Other Share-Based Awards*. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 5(g) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 5(g).

6.   *Certain Provisions Applicable to Awards*.

(a)   *Dividends / Dividend Equivalents*. The Committee is authorized to pay or grant dividends or Dividend Equivalents to Participants in connection with Awards, payable in cash, Shares, or other property; provided, however, that any such dividends or Dividend Equivalents shall be paid only to the extent the underlying Award is vested or otherwise not subject to restrictions, regardless of whether or not such vesting or restrictions are contingent upon continued employment, the achievement of performance goals, or both. For the avoidance of doubt, the accrual of dividends or Dividend Equivalent amounts that become payable upon vesting is permitted. Notwithstanding the foregoing, Dividend Equivalents may not be granted in connection with, or related to, an Option or a SAR. The Committee may provide that dividends or Dividend Equivalents shall be paid or distributed upon vesting of or the lapse of all restrictions under the applicable Award or shall be deemed to have been reinvested in additional Shares or entitle the Participant to additional Awards, as the Committee may specify; provided, however, that dividends and Dividend Equivalents shall be subject to all vesting conditions and restrictions applicable to the underlying Awards.

(b)   *Stand-Alone, Additional, and Tandem*. Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate.

(c)   *Substitute Awards in Transactions*. Nothing contained in the Plan shall be construed to limit the right of the Committee to grant Awards under the Plan in connection with the acquisition, whether by purchase, merger, consolidation or other transaction, of the business or assets of any corporation or other entity. Without limiting the foregoing, the Committee may grant Awards under the Plan to an employee or director of another corporation or other entity who becomes an Eligible Person by reason of any such transaction in substitution for awards previously granted by such corporation or entity to such employee or director. The terms and conditions of the substitute Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose.

(d)   *Term of Awards*. The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee; <u>provided</u>, <u>however</u>, that in no event shall the term of any Option or a SAR exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

(e)   *Repricing Prohibited*. Subject to the anti-dilution adjustment provisions contained in Section 4(d) hereof, without the prior approval of the Company's stockholders, neither the Committee nor the Board shall cause the amendment of an Option or SAR that would have the effect of reducing the exercise price of an Option or SAR previously granted under the Plan, the cancellation or exchange of an Option or SAR for cash, other awards, or an Option or SAR with an exercise price that is less than the exercise price of the original Option or SAR or otherwise approve any modification to an Option or SAR that would be treated as a "repricing" of such Option or SAR under any then applicable rules, regulations or listing requirements.

(f)   *Form of Payment Under Awards*. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, notes or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments, subject to applicable law.

(g)   *Nontransferability*. Awards shall not be transferable by a Participant except (i) by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) or (ii) with respect to NQSOs, by gift (for no consideration) to a family member of the Participant to the extent permitted in the applicable Award Agreement and shall be exercisable during the lifetime of a Participant only by such Participant or his or her guardian or legal representative unless it has been transferred by gift to a family member of the Participant, in which case it shall be exercisable only by such transferee. For the purpose of this provision, a "family member" shall have the meaning set forth in the General Instructions to Form S-8 Registration Statement under the Securities Act of 1933, as amended. A Participant's rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Participant's creditors.

(h)   *Repayment*. If the Company is required to prepare an accounting restatement to correct an accounting error included in a report on Form 10-Q or 10-K caused by the misconduct of a Participant, the Participant shall return to the Company, or forfeit if not paid, any Award arising out of the misconduct for or during such restated period. Additionally, any Awards granted under the Plan may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law or listed company rules or to the extent otherwise provided in an Award agreement at the time of grant or pursuant to the Company's clawback or recoupment policy as in effect from time to time.

(i)   *Noncompetition and Other Restrictive Covenants*. The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with the Plan, including, without limitation, the requirement that the Participant not engage in competition with the Company and the requirement that the Participant comply with certain other restrictive covenants.

7.   *Change in Control*.

In the event of a Change in Control after the Effective Date, (A) if determined by the Committee in the applicable Award agreement or otherwise determined by the Committee in its sole discretion, any outstanding Awards then held by Participants which are unexercisable or otherwise unvested or subject to lapse restrictions may automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the



case may be, as of immediately prior to such Change in Control and (B) the Committee may, but shall not be obligated to, (x) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and SARs, may equal the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or SARs (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or SARs) over the aggregate Option Price of such Options or the aggregate exercise price of such SARs, as the case may be, or (y) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion or (z) provide that for a period of at least 15 days prior to the Change in Control, any Options or SARs shall be exercisable as to all Shares subject thereto and that upon the occurrence of the Change in Control, such Options shall terminate and be of no further force and effect.

8. *General Provisions*.

(a) *Compliance with Legal and Trading Requirements*. The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any state or federal law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal, state or foreign law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b) *No Right to Continued Employment or Service*. Neither the Plan nor any action taken thereunder shall be construed as giving any employee, consultant, or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's, consultant's or director's employment or service at any time.

(c) *Taxes*. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations or to facilitate for such payment through a "sell to cover" instruction with respect to Shares otherwise deliverable to a Participant; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes (or such higher rates of up to maximum applicable withholding rates as may be permitted by the Committee), including employment taxes, required to be withheld under applicable Federal, state and local law.

(d) *Amendment*. The Board may at any time and from time to time and in any respect, amend or modify the Plan and any Award granted under the Plan. The Board may seek the approval of any amendment or modification by the Company's stockholders to the extent it deems necessary or advisable in its discretion for purposes of compliance with Section 422 of the Code, the listing requirements of the applicable exchange or securities market or for any other purpose. Except as may be required to comply with Section 409A of the Code, no amendment or modification of the Plan or any Award shall adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.

(e) *No Rights to Awards; No Stockholder Rights*. No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants and employees. No Award shall confer on any Participant any of the rights of a stockholder of the Company unless and until Shares are duly issued or transferred to the Participant in accordance with the terms of the Award.

(f) *Unfunded Status of Awards*. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) *Nonexclusivity of the Plan*. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h) *Not Compensation for Benefit Plans*. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, directors or consultants unless the Company shall determine otherwise.

(i) *No Fractional Shares*. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) *Governing Law*. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of New York without giving effect to principles of conflict of laws thereof.

(k) *Effective Date; Plan Termination*. The Plan will become effective on November 17, 2022 (the "Effective Date"), conditioned upon the approval of the stockholders of the Company on such date. The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

(l) *Titles and Headings*. The titles and headings of the sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(m) *Section 409A*. It is intended that the Plan and Awards issued thereunder will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder) to the extent the Awards are subject thereto, and the Plan and such Awards shall be interpreted on a basis consistent with such intent. The Plan and any Award Agreements issued thereunder may be amended in any respect deemed by the Board or the Committee to be necessary in order to preserve compliance with Section 409A of the Code.



